SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                             April                    2007
                       ------------------------------------------    ----------
Commission File Number                     000-51034
                       ------------------------------------------

                           ACE Aviation Holdings Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F              Form 40-F      X
                           ---------            -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in aper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

               Yes                    No      X
                    --------------        ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


===============================================================================



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                                 DOCUMENT INDEX

1    Notice of 2007 Annual and Special Meeting of Shareholders and Management
     Proxy Circular

2    Proxy (for use by holders of Class A Variable Voting Shares only)

3    Proxy (for use by holders of Class B Voting Shares only)

This Report on Form 6-K is incorporated by reference into the Registration
Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635) and on October 26, 2005 (File No. 333-129248).


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                                                                     Document 1


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     [ACE AVIATION LOGO GRAPHIC OMITTED]













                                                                       NOTICE OF

                                                         2007 ANNUAL AND SPECIAL

                                                         MEETING OF SHAREHOLDERS

                                                   AND MANAGEMENT PROXY CIRCULAR

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WHAT'S INSIDE
================================================================================

LETTER FROM THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER  AND THE LEAD
DIRECTOR......................................................................2

NOTICE OF 2007 ANNUAL SHAREHOLDER MEETING.....................................3

MANAGEMENT PROXY CIRCULAR.....................................................4

VOTING YOUR SHARES............................................................5

BUSINESS OF THE MEETING......................................................12

THE NOMINATED DIRECTORS......................................................15

STATEMENT OF GOVERNANCE PRACTICES............................................23

COMMITTEES...................................................................29

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS...................................33

PERFORMANCE GRAPHS...........................................................44

OTHER IMPORTANT INFORMATION..................................................45

HOW TO REQUEST MORE INFORMATION..............................................46

SCHEDULE A  RECORD OF ATTENDANCE BY DIRECTORS...............................A-1

SCHEDULE B  CHARTER OF THE BOARD OF DIRECTORS...............................B-1

SCHEDULE C  RESOLUTION TO AMEND THE OPTION PLAN.............................C-1

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         Letter from the Chairman, President and Chief Executive Officer
         ---------------------------------------------------------------
                              and the Lead Director
                              ---------------------



Dear Shareholders:

         You are cordially invited to attend our annual and special meeting of shareholders of ACE Aviation Holdings Inc. It will be held on Tuesday, May 29,
2007 at 9:30 a.m. (Montreal time), at the International Civil Aviation
Organization (ICAO) Conference Centre, 999 University Street, Montreal, Quebec.

         As a shareholder of ACE Aviation, you have the right to vote your shares on all items that come before the meeting. You can vote your shares either by proxy or in person at the meeting. This management proxy circular will provide you with information about these items and how to exercise your right to vote. It will tell you about the nominee directors, the proposed auditors, the compensation of directors and certain officers, and our corporate governance practices. Shareholders will also be asked to consider and vote on a resolution approving amendments to ACE Aviation's stock option plan.

         Illuminating the unrecognized value of our businesses and realizing shareholder value have been the cornerstone of our strategy since 2004. We have successfully taken three businesses public - Aeroplan, Jazz and Air Canada. The three initial public offerings generated aggregate gross proceeds in excess of $1 billion. Our goal to separate these business units to unlock hidden value and to allow strengthened management teams to develop stand-alone businesses with outside investors has delivered strong financial results. The initial public offerings along with the return of over $1.75 billion in capital to shareholders have enabled ACE Aviation to significantly reduce the holding company discount inherent in our share price, and we will continue to focus on maximizing value for our shareholders.

         We look forward to seeing you at our annual and special shareholder meeting. If you are unable to attend the meeting in person, please complete and return a proxy by the date indicated on your form.

Sincerely,



/s/ Robert A. Milton                                        /s/ Michael M. Green

Robert A. Milton                                               Michael M. Green
Chairman, President and Chief Executive Officer                Lead Director


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NOTICE OF 2007 ANNUAL SHAREHOLDER MEETING
=====================================================================================================================

When                                                         Your vote is important

May 29, 2007 at 9:30 a.m. (Montreal time)                    As a shareholder of ACE Aviation Holdings Inc., it is
                                                             very important that you read this material carefully
Where                                                        and vote your shares, either by proxy or in person at
                                                             the meeting.
International Civil Aviation Organization (ICAO)
Conference Centre                                            The following pages tell you more about how to exercise
999 University Street                                        your right to vote your shares and provide additional
Montreal, Quebec                                             information relating to the matters to be dealt with at
                                                             the meeting.
Webcast
                                                             By Order of the Board of Directors,
A webcast replay of management's presentation at the
meeting will be made available at a later date on our        Corporate Secretary
website at www.aceaviation.com
                                                             /s/ Carolyn Ml Hadrovic
Business of the 2007 Annual and Special Shareholder
Meeting
                                                             Montreal, Quebec
Five items will be covered at the meeting:                   March 27, 2007

1.     placement before shareholders of the
       consolidated financial statements of ACE
       Aviation Holdings Inc. for the year ended
       December 31, 2006, including the auditors' report thereon;

2. election of directors who will serve until the end of the next annual shareholder meeting or until their successors are appointed;

3.     appointment of auditors;

4. the consideration and, if deemed appropriate, the adoption of an ordinary resolution (the text of which is attached hereto as Schedule
       C to the accompanying management proxy
       circular (the "circular"), with or without amendments, for the purposes of confirming certain amendments to the stock option plan of ACE Aviation (the "Option Plan"), the whole as described in the circular; and

5. consideration of such other business, if any, that may properly come before the meeting or any adjournment thereof.

You are entitled to receive notice of, and vote at,
our annual and special shareholder meeting or any
adjournment thereof if you were a shareholder on
April 2, 2007.
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MANAGEMENT PROXY CIRCULAR
====================================================================================================================

In this management proxy circular ("circular"), you and      If you have any questions about any of the information
your refer to the shareholder. We, us, our, ACE Aviation     in this circular, please call Shareholder Relations at
and the Corporation refer to ACE Aviation Holdings Inc.      (514) 205-7856 for service in English or in French.
Unless otherwise stated, all dollar amounts contained in
this circular are expressed in Canadian dollars.

This circular is for our annual and special shareholder      Approval of this circular
meeting to be held on May 29, 2007 ("meeting"). As a
shareholder of ACE Aviation, you have the right to vote      The board of directors of ACE Aviation ("Board")
your shares on the election of the directors, the            approved the contents of this circular and authorized
appointment of the auditors, the resolution approving        it to be sent to each shareholder who is eligible to
amendments to the stock option plan of ACE Aviation (the     receive notice of, and vote his or her shares at, our
"Option Plan") (as set out in the resolution attached as     annual and special shareholder meeting, as well as to
Schedule C to this circular) and on any other items that     each director and to the auditors.
may properly come before the meeting or any adjournment
thereof.

To help you make an informed decision, please read this      Corporate Secretary
circular. This circular tells you about the meeting, the
nominee directors, the proposed auditors, our corporate      /s/ Carolyn M. Hadrovic
governance practices, the compensation of directors and      Montreal, Quebec
certain officers, the proposed amendments to the Option      March 27, 2007
Plan and other matters. The information in this document
was current as at March 27, 2007, unless otherwise
indicated. Financial information on ACE Aviation and its
subsidiaries is provided in its consolidated financial
statements and management's discussion and analysis for
the year ended December 31, 2006.

Your proxy is solicited by or on behalf of the management
of ACE Aviation for use at the meeting. In addition to
solicitation by mail, our employees or agents may solicit
proxies by other means. The cost of any such solicitation
will be borne by the Corporation. The Corporation may also
reimburse brokers and other persons holding shares in
their names, or in the names of nominees, for their costs
incurred in sending proxy materials to beneficial owners
and obtaining their proxies or voting instructions.
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VOTING YOUR SHARES
=================================================================================================================
Your vote is important

As a shareholder of ACE Aviation, it is very                     or in the e-mail addressed to you if you
important that you read the following information                chose to receive this circular
on how to vote your shares and then vote your                    electronically.
shares, either by proxy or in person at the
meeting.                                                         If you choose the telephone, you cannot
                                                                 appoint any person other than the directors
Voting                                                           or officers named on your form of proxy as
                                                                 your proxyholder.
You can attend the meeting or you can appoint
someone else to vote for you as your proxyholder.                The cut-off time for voting by telephone is
A shareholder entitled to vote at the meeting may                11:59 p.m. (Montreal time) on May 24, 2007.
by means of a proxy appoint a proxyholder or one
or more alternate proxyholders, who are not                      On the Internet
required to be shareholders, to attend and act at
the meeting in the manner and to the extent                      Go to the website www.eproxyvoting.com/
authorized by the proxy and with the authority                   aceaviation and follow the instructions on
conferred by the proxy. Voting by proxy means that               the screen. Your voting instructions are then
you are giving the person named on your form of                  conveyed electronically over the Internet.
proxy or your voting instruction form
("proxyholder") the authority to vote your shares                You will need your 13 digit Control Number.
for you at the meeting or any adjournment thereof.               You will find this number on your form of
                                                                 proxy or in the e-mail addressed to you if
The persons who are named on the form of proxy or                you chose to receive this circular
voting instruction form are directors or officers                electronically.
of the Corporation and will vote your shares for
you. You have the right to appoint someone else to               If you return your proxy via the Internet,
be your proxyholder. If you appoint someone else,                you can appoint a person other than the
he or she must attend the meeting to vote your                   directors or officers named in the form of
shares.                                                          proxy as your proxyholder. This person does
                                                                 not have to be a shareholder. Indicate the
How to vote - registered shareholders                            name of the person you are appointing in the
-------------------------------------                            space provided on the form of proxy. Complete
                                                                 your voting instructions, and date and submit
You are a registered shareholder if your name                    the form. Make sure that the person you
appears on your share certificate.                               appoint is aware that he or she has been
                                                                 appointed and attends the meeting.
If you are not sure whether you are a registered
shareholder, please contact CIBC Mellon Trust                    The cut-off time for voting over the Internet
Company ("CIBC Mellon") at 1-800-387-0825.                       is 11:59 p.m. (Montreal time) on May 24,
                                                                 2007.
By proxy
--------                                                         By facsimile or by mail

     By telephone                                                Complete your form of proxy and return it by
                                                                 facsimile to (416) 368-2502 or return it in
     Voting by proxy using the telephone is only                 the envelope we have provided or by
     available to shareholders located in Canada                 delivering it to one of CIBC Mellon's
     and the United States. Call 1-866-271-1207                  principal Corporate Trust Offices in Halifax,
     (toll-free in Canada and the United States)                 Montreal, Toronto, Vancouver or Calgary for
     from a touchtone telephone and follow the                   receipt before 4:00 p.m. (Montreal time) on
     instructions provided. Your voting                          May 25, 2007 or with the Secretary of the
     instructions are then conveyed by using                     meeting prior to commencement of the meeting
     touchtone selections over the telephone.                    on the day of the meeting or on the day of
                                                                 any adjournment thereof. A list of addresses
     You will need your 13 digit Control Number.                 for the principal Corporate Trust Offices of
     You will find this number on your form of proxy             CIBC Mellon is set forth at the end of this
                                                                 circular.

                                                                 If you return your proxy by facsimile or
                                                                 mail, you can appoint a person other than the
                                                                 directors
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[ACE AVIATION LOGO GRAPHIC OMITTED]


     or officers named in the form of proxy as                       or she has been appointed and attends the
     your proxyholder. This person does not have                     meeting.
     to be a shareholder. Fill in the name of the
     person you are appointing in the blank space                    The cut-off time for voting over the Internet
     provided on the form of proxy. Complete your                    is 11:59 p.m. (Montreal time) on May 24,
     voting instructions, and date and sign the                      2007.
     form. Make sure that the person you appoint
     is aware that he or she has been appointed                      By facsimile or by mail
     and attends the meeting.
                                                                     Alternatively you may vote your shares by
     Please see the section titled "Completing the                   completing the voting instruction form as
     form of proxy" for more information.                            directed on the form and returning it by
                                                                     facsimile at (905) 507-7793 or (514) 281-8911
In person at the meeting                                             or in the business reply envelope provided
------------------------                                             for receipt before 4:00 p.m. (Montreal time)
                                                                     on May 24, 2007.
You do not need to complete or return your form of
proxy.                                                          In person at the meeting
                                                                ------------------------
You will receive an admission ticket at the
meeting upon registration at the registration                        You can vote your shares in person at the
desk.                                                                meeting if you have instructed your nominee
                                                                     to appoint you as proxyholder.
How to vote - non-registered shareholders
-----------------------------------------                            To do this, write your name in the space
                                                                     provided on the voting instruction form and
You are a non-registered shareholder if your bank,                   otherwise follow the instructions of your
trust company, securities broker or other                            nominee.
financial institution ("your nominee") holds your
shares for you.                                                 How to vote - employees holding shares under
                                                                --------------------------------------------
If you are not sure whether you are a                           the Employee Share Purchase Plan of ACE Aviation
non-registered shareholder, please contact CIBC                 ------------------------------------------------
Mellon at 1-800-387-0825.
                                                                Shares purchased by employees of ACE Aviation or
By proxy                                                        its subsidiaries under the Employee Share Purchase
--------                                                        Plan of ACE Aviation ("Employee Shares") are
                                                                registered in the name of Computershare Trust
     Your nominee is required to ask for your                   Company of Canada ("Computershare"), as trustee in
     voting instructions before the meeting.                    accordance with the provisions of such plan unless
     Please contact your nominee if you did not                 the employees have withdrawn their shares from the
     receive a request for voting instructions in               plan.
     this package.
                                                                If you are not sure whether you are an employee
     On the Internet                                            holding your shares through Computershare, please
                                                                contact Computershare at 1-877-982-8766.
     Go to the website at www.proxyvote.com and
     follow the instructions on the screen. Your                In the event that an employee holds any shares
     voting instructions are then conveyed                      other than Employee Shares, he or she must also
     electronically over the Internet.                          complete a form of proxy or voting instruction
                                                                form with respect to such additional shares in the
     You will need the 12 digit Control Number                  manner indicated above for registered shareholders
     found on your voting instruction form.                     or non-registered shareholders, as applicable.

     If you return your voting instruction form                 By proxy
     via the Internet, you can appoint a person                 --------
     other than the directors or officers named on
     the voting instruction form as your                             A voting instruction form is enclosed with
     proxyholder. This person does not have to be                    this circular which allows you to provide your
     a shareholder. Indicate the name of the                         voting instructions on the Internet or by mail.
     person you are appointing in the space
     provided on the voting instruction form.
     Complete your voting instructions, and date
     and submit the form. Make sure that the
     person you appoint is aware that he
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[ACE AVIATION LOGO GRAPHIC OMITTED]


    On the Internet                                            ACE Aviation, please follow the instructions
                                                               provided in the voting instruction form.
    Go to the website at
    www.computershare.com/proxy and follow the                 When you sign the form of proxy without appointing
    instructions on the screen. Your voting                    an alternate proxyholder, you authorize Robert A.
    instructions are then conveyed electronically              Milton, Michael M. Green or Carolyn M. Hadrovic,
    over the Internet.                                         who are directors or officers of ACE Aviation, to
                                                               vote your shares for you at the meeting in
    You will need the Control Number, Holder                   accordance with your instructions. If you return
    Account Number and Access Number found on your             your proxy without specifying how you want to vote
    voting instruction form.                                   your shares, your vote will be counted FOR
                                                               electing the nominee directors who are named in
    If you return your voting instruction form via             this circular, FOR appointing
    the Internet, you can appoint a person other               PricewaterhouseCoopers LLP as auditors of the
    than Computershare as your proxyholder. This               Corporation and FOR the approval of the amendments
    person does not have to be a shareholder.                  to the Option Plan as set out in the resolution
    Indicate the name of the person you are                    set out in Schedule C to this circular.
    appointing in the space provided on the voting
    instruction form. Complete your voting                     Management is not aware of any other matters which
    instructions, and date and submit the form.                will be presented for action at the meeting. If,
    Make sure that the person you appoint is aware             however, other matters properly come before the
    that he or she has been appointed and attends              meeting, the persons designated in the enclosed
    the meeting.                                               form of proxy will vote in accordance with their
                                                               judgment, pursuant to the discretionary authority
    The cut-off time for voting over the Internet              conferred by the proxy with respect to such
    is 11:59 p.m. (Montreal time) on May 24, 2007.             matters.

    By mail                                                    You have the right to appoint someone other than
                                                               the management proxy nominees to be your
    Alternatively you may vote your shares by                  proxyholder. If you are appointing someone else to
    completing the voting instruction form as                  vote your shares for you at the meeting, fill in
    directed on the form and returning it in the               the name of the person voting for you in the blank
    business reply envelope provided for receipt               space provided on the form of proxy.
    before 4:00 p.m. (Montreal time) on May 24,
    2007.                                                      If you do not specify how you want your shares
                                                               voted, the persons named as proxyholder will vote
In person at the meeting                                       your shares in favour of each item scheduled to
------------------------                                       come before the meeting and as he or she sees fit
                                                               on any other matter that may properly come before
    You can vote your shares in person at the                  the meeting.
    meeting if you have instructed Computershare
    to appoint you as proxyholder.                             A proxyholder has the same rights as the
                                                               shareholder by whom it was appointed to speak at
    To do this, write your name in the space                   the meeting in respect of any matter, to vote by
    provided on the voting instruction form and                way of ballot at the meeting and, except where the
    follow the instructions otherwise provided in              proxyholder has conflicting instructions from more
    the voting instruction form.                               than one shareholder, to vote at the meeting in
                                                               respect of any matter by way of any show of hands.
Completing the form of proxy
                                                               If you are an individual shareholder, you or your
You can choose to vote "For" or "Withhold" with                authorized attorney must sign the form of proxy.
respect to the election of the directors and the               If you are a corporation or other legal entity, an
appointment of the auditors, and to vote "For" or              authorized officer or attorney must sign the form
"Against" the approval of the resolution set out               of proxy.
in Schedule C to this circular. If you are a
non-registered shareholder voting your shares, or              You must also complete the Declaration of Canadian
an employee voting your Employee Shares held                   Status contained in the form of proxy, voting
pursuant to the Employee Share Purchase Plan of                instruction form, in the telephone or in the Internet


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[ACE AVIATION LOGO GRAPHIC OMITTED]



voting instructions to inform the                              Voting shares and quorum
Corporation whether you are Canadian or not in
order to enable ACE Aviation to comply with the                As of March 27, 2007, there were 22,478,209 Class
restrictions imposed by the Canada Transportation              B voting shares, 80,858,775 Class A variable
Act on the ownership and voting of its voting                  voting shares and 12,500,000 preferred shares
securities. If you do not complete such                        outstanding. Shareholders of record on April 2,
declaration or if it is determined by ACE Aviation             2007 are entitled to receive notice of and vote at
or its transfer agent that you incorrectly                     the meeting. The list of shareholders entitled to
indicated (through inadvertence or otherwise) that             vote at the meeting will be available for
the shares represented by proxy are owned and                  inspection on and after April 9, 2007 during usual
controlled by a Canadian, you will be deemed to be             business hours at the Montreal office of the
a non-Canadian for purposes of voting at the                   Corporation's transfer agent, CIBC Mellon, 2001
meeting.                                                       University Street, Suite 1600, Montreal, Quebec
                                                               and at the meeting.
If you need assistance completing your form of
proxy or voting instruction form, please contact               A quorum is present at the meeting if the holders
Shareholder Relations at (514) 205-7856 for                    of not less than 25% of the shares entitled to
service in English or in French.                               vote at the meeting are present in person or
                                                               represented by proxy, irrespective of the number
Changing your vote                                             of persons actually at the meeting. If a quorum is
                                                               present at the opening of the meeting, the
In addition to revocation in any other manner                  shareholders present or represented by proxy may
permitted by law, a shareholder giving a proxy and             proceed with the business of the meeting
submitting it by mail may revoke it by an                      notwithstanding that a quorum is not present
instrument in writing executed by the shareholder              throughout the meeting. If a quorum is not present
or the shareholder's attorney authorized in                    at the opening of the meeting, the shareholders
writing and deposited either at the Montreal                   present or represented by proxy may adjourn the
office of ACE Aviation's transfer agent, CIBC                  meeting to a fixed time and place but may not
Mellon, 2001 University Street, Suite 1600,                    transact any other business.
Montreal, Quebec, or at ACE Aviation's registered
office, 5100 de Maisonneuve Boulevard West,                    If a body corporate or association is a
Montreal, Quebec, at any time up to and including              shareholder of the Corporation, the Corporation
the last business day preceding the day of the                 shall recognize any individual authorized by a
meeting, or any adjournment thereof, at which the              resolution of the directors or governing body of
proxy is to be used, or with the chair of the                  the body corporate or association to represent it
meeting on the day of the meeting, or any                      at the meeting. An individual thus authorized may
adjournment thereof. If the voting instructions                exercise on behalf of the body corporate or
were conveyed over the Internet, conveying new                 association all the powers it could exercise if it
voting instructions by Internet or by mail within              were an individual shareholder.
the applicable cut-off times will revoke the prior
instructions.                                                  If two or more persons hold shares jointly, one of
                                                               those holders present at the meeting may in the
Voting requirements                                            absence of the others vote the shares, but if two
                                                               or more of those persons who are present, in
The appointment of auditors, the election of                   person or by proxy, vote, they shall vote as one
directors and the approval of the amendments to                on the shares jointly held by them.
the Option Plan as set out in the resolution set
out in Schedule C will be determined by a majority             Restrictions on voting securities
of votes cast at the meeting by proxy or in
person. If there is a tie, the chair of the                    The applicable provisions of the Canada
meeting is not entitled to a second or casting                 Transportation Act require that national holders
vote. CIBC Mellon counts and tabulates the votes.              of domestic, scheduled international and
                                                               non-scheduled international licences be Canadian.
Insiders of the Corporation eligible to                        In the case of each licence holder, this requires
participate in the Option Plan will not be                     that it be controlled in fact by Canadians and
eligible to vote on the amendments to the Option               that at least 75% of its voting interests be owned
Plan. The Corporation estimates that 47,508 Class              and controlled by Canadians. The articles of the
B voting shares are held by such insiders and such             Corporation contain restrictions to ensure that
shares will be disregarded for the purpose of the              ACE Aviation remains Canadian under the Canada
vote on the amendments to the Option Plan.                     Transportation Act. The definition of the term
                                                               "Canadian" under section 55(1)


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

of the Canada Transportation Act may be summarized             votes that may be cast at such meeting.
as follows:                                                    If either of the above noted thresholds
                                                               would otherwise be surpassed at any
(a) Canadian citizen or a permanent resident                   time, the vote attached to each Class A variable
    within the meaning of the Immigration and Refugee          voting share will decrease proportionately such
    Protection Act (Canada);                                   that (i) the Class A variable voting shares as a
                                                               class (including the preferred shares, on an
(b) government in Canada or an agent of such a                 as-converted basis, if they are held, beneficially
    government; or                                             owned or controlled by persons who are not
                                                               Canadians) do not carry more than 25% of the
(c) a corporation or other entity that is                      aggregate votes attached to all issued and
    incorporated or formed under the laws of                   outstanding voting shares of ACE Aviation and (ii)
    Canada or a province, that is controlled in                the total number of votes cast by or on behalf of
    fact by Canadians and of which at least 75%,               holders of Class A variable voting shares
    or such lesser percentage as the Governor in               (including the preferred shares, on an
    Council may by regulation specify, of the                  as-converted basis, if they are held, beneficially
    voting interests are owned and controlled by               owned and controlled by persons who are not
    Canadians.                                                 Canadians) at any meeting do not exceed 25% of the
                                                               votes that may be cast at such meeting.
ACE Aviation has three classes of shares: (i)
Class B voting shares, (ii) Class A variable                   The holders of preferred shares are entitled to
voting shares, and (iii) preferred shares.                     vote on an as-converted basis with the Class A
                                                               variable voting shares to the extent that they are
The Class B voting shares may only be held,                    not Canadians and with the Class B voting shares
beneficially owned and controlled by Canadians. An             to the extent that they are Canadians. If such
issued and outstanding Class B voting share shall              preferred shares are held by persons who are not
be converted into one Class A variable voting                  Canadians, they shall be subject to the same
share, automatically and without any further act               proportional reduction in voting percentage as if,
of ACE Aviation or the holder, if such Class B                 for voting purposes only, the preferred shares had
voting share becomes held, beneficially owned or               been converted into Class A variable voting
controlled, directly or indirectly, otherwise than             shares. As of March 27, 2007, the preferred shares
by way of security only, by a person who is not a              were held by Promontoria Holding III B.V., the
Canadian. Each Class B voting share confers the                Ontario Teachers' Pension Plan Board, Nesbitt
right to one vote.                                             Burns Inc., Nesbitt Burns Inc. ITF A/C 402-20185
                                                               and Deutsche Bank AG, acting through its London
The Class A variable voting shares may only be                 branch for GLG Market Neutral Fund.
held, beneficially owned and controlled by persons
who are not Canadians. An issued and outstanding               The holders of Class A variable voting shares,
Class A variable voting share shall be converted               Class B voting shares and preferred shares will
into one Class B voting share, automatically and               vote together at the meeting and no separate
without any further act of ACE Aviation or the                 meeting is being held for any such class of
holder, if such Class A variable voting share                  shares.
becomes held, beneficially owned and controlled,
directly or indirectly, otherwise than by way of               Shareholders who wish to vote at the meeting
security only, by a Canadian.                                  either by completing and delivering a proxy or a
                                                               voting instruction form or by attending and voting
Each Class A variable voting share confers the                 at the meeting will be required to complete a
right to one vote unless (i) the number of Class A             Declaration of Canadian Status in order to enable
variable voting shares outstanding (including the              ACE Aviation to comply with the restrictions
preferred shares, on an as-converted basis, if                 imposed by the Canada Transportation Act on the
they are held, beneficially owned or controlled by             ownership and voting of its voting securities. If
persons who are not Canadians), as a percentage of             you do not complete such declaration or if it is
the total number of voting shares outstanding of               determined by ACE Aviation or its transfer agent
ACE Aviation exceeds 25%, or (ii) the total number             that you incorrectly indicated (through
of votes cast by or on behalf of holders of Class              inadvertence or otherwise) that the shares
A variable voting shares (including the preferred              represented by the proxy are owned and controlled
shares, on an as-converted basis, if they are                  by a Canadian, you will be deemed to be a
held, beneficially owned or controlled by persons              non-Canadian for purposes of voting at the
who are not Canadians) at any meeting exceeds 25%              meeting. Such declaration is contained in the
of the total number of                                         accompanying form of proxy or in the voting



[ACE AVIATION LOGO GRAPHIC OMITTED]




instruction form provided to you if you are a non-registered shareholder or an employee voting shares under the Employee Share Purchase Plan of ACE Aviation and in the telephone and Internet voting instructions.

The Corporation has adopted various procedures and processes to ensure that the non-Canadian ownership restriction of voting shares is respected.

[ACE AVIATION LOGO GRAPHIC OMITTED]


Principal shareholders

As of March 27, 2007, to the knowledge of the officers or directors of the Corporation, each of the following entities beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the votes attached to any class of shares entitled to vote in connection with any matters being proposed for consideration at the meeting.

-------------------------------- ---------------------------------- ------------------------------
Name of shareholder               Number and Type of Shares          % of Outstanding Shares
-------------------------------- ---------------------------------- ------------------------------
Promontoria Holding III B.V.(1)    9,800,000 preferred shares          78.4% of all outstanding
                                                                           preferred shares
-------------------------------- ---------------------------------- ------------------------------

Deutsche Bank AG, acting through                                     16% of all outstanding
its London branch for GLG Market   2,000,000 preferred shares          preferred shares
Neutral Fund(1)
-------------------------------- ---------------------------------- ------------------------------

Fidelity(2)(3)                     3,555,200 Class B voting shares    15.61% of all outstanding
                                                                       Class B voting shares
-------------------------------- ---------------------------------- ------------------------------

(1) Promontoria Holding III B.V., an affiliate of Cerberus Capital Management, L.P. and Deutsche Bank AG, acting through its London branch for GLG Market Neutral Fund, will be entitled to vote their preferred shares on an as-converted basis, and depending on their residency status, shall be subject to the same proportional reduction in voting percentage to which the Class A variable voting shares are subject. For more information, please refer to the section titled "Restrictions on voting securities".

(2) Such 3,555,200 Class B voting shares are held by Fidelity Management & Research Company and/or Fidelity Management Trust Company and/or Pyramis Global Advisors and/or Pyramis Global Advisors Trust Company and/or Fidelity International Limited.

(3)  Based on publicly available early warning reports.


[ACE AVIATION LOGO GRAPHIC OMITTED]



BUSINESS OF THE MEETING
==================================================================================================================


Five items will be covered at the meeting:                      were appointed on September 30, 2004, except for
                                                                Mr. Donaway who was appointed on December 15,
1.   placement before shareholders of the                       2004, Mr. McCoy who was appointed on August 3,
     consolidated financial statements of ACE                   2005 and Messrs. Milton and Yontef who were
     Aviation for the year ended December 31,                   appointed on June 29, 2004.
     2006, including the auditors' report thereon;
                                                                    If you do not specify how you want your shares
2.   election of directors who will serve until                 voted, the persons named as proxyholders in the
     the end of the next annual shareholder                     management form of proxy or voting instruction
     meeting or until their successors are                      form will cast the votes represented by proxy at
     appointed;                                                 the meeting FOR the election as directors of the
                                                                nominee directors who are named in this circular.
3.   appointment of auditors;
                                                                3.   Appointment of auditors
4.   the consideration and, if deemed appropriate,
     the adoption of an ordinary resolution (the                The Board, on the advice of the Audit, Finance and
     text of which is attached hereto as Schedule               Risk Committee of the Board (the "Audit
     C to the accompanying management proxy                     Com-mittee"), recommends that
     circular (the "circular"), with or without                 PricewaterhouseCoopers LLP, Chartered Accountants,
     amendments, for the purposes of confirming                 be reappointed as auditors. PricewaterhouseCoopers
     certain amendments to the stock option plan                LLP were first appointed as auditors of Air Canada
     of ACE Aviation (the "Option Plan"), the                   on April 26, 1990. ACE Aviation is the successor
     whole as described in the circular; and                    to Air Canada pursuant to a consolidated plan of
                                                                reorganization, compromise and arrangement which
5.   consideration of such other business, if any,              became effective on September 30, 2004. The
     that may properly come before the meeting or               auditors appointed at the meeting will serve until
     any adjournment thereof.                                   the end of the next annual shareholder meeting or
                                                                until their successors are appointed.
As of the date of this circular, management is not
aware of any changes to these items, and does not               Fees payable for the years ended December 31, 2006
expect any other items to be brought forward at                 and December 31, 2005 to PricewaterhouseCoopers
the meeting. If there are changes or new items,                 LLP and its affiliates are $9,075,383 and
your proxyholder can vote your shares on these                  $5,320,697, respectively, as detailed below:
items as he or she sees fit.
                                                                                  Year ended           Year ended
1.   Placement of ACE Aviation's financial statements                          December 31, 2006    December 31, 2005

The consolidated financial statements for the year              Audit fees        $8,445,500           $5,046,202
ended December 31, 2006, including the auditors'                Audit-related       $599,883             $252,745
report thereon, are included in our 2006 annual                 fees
report and are available on SEDAR at                            Tax fees             $30,000              $21,750
www.sedar.com. Copies of such statements will also              All other fees           Nil                  Nil
be available at the meeting.                                                   -----------------    -----------------
                                                                                  $9,075,383           $5,320,697
2.   Election of directors
                                                                The nature of each category of fees is described below.
Eleven (11) directors are to be elected to the
Board. Please see "The Nominated Directors" for                 Audit fees. Audit fees were paid for professional
more information. Directors elected at the meeting              services rendered for the audit of ACE Aviation's
will serve until the end of the next annual                     annual financial statements and for services that
shareholder meeting or until their successors are               are normally provided in connection with statutory
appointed.                                                      and

    All of the individuals to be nominated as directors are currently members of the Board and



[ACE AVIATION LOGO GRAPHIC OMITTED]





regulatory filings or engagements, including                    amendments to the Option Plan in
services related to the audit of internal controls              limited, specified circumstances without
over financial reporting.                                       shareholder approval and to provide, in the case
                                                                of the Option Plan solely, for an automatic 10-day
Audit-related fees. Audit-related fees were paid                extension of an option period where the term of
for professional services related to pension plan               that option would otherwise have expired during a
audits, specified procedures reports and other                  Corporation-imposed blackout period.
items related to the audit.
                                                                Insiders of the Corporation eligible to
Tax fees. Tax fees were paid for professional                   participate in the Option Plan will not be
services rendered with respect to commodity and                 eligible to vote on the amendments to the Option
income taxes.                                                   Plan. The Corporation estimates that 47,508 Class
                                                                B voting shares are held by such insiders and such
More information on ACE Aviation's Audit Committee              shares will be disregarded for the purpose of the
can be found in ACE Aviation's Annual Information               vote on the amendments to the Option Plan.
Form dated March 27, 2007 which is available on
SEDAR at www.sedar.com.                                         Set out below is a summary of the proposed
                                                                amendments and the recommendation of the Board of
    If you do not specify how you want your shares              Directors that the shareholders approve the
voted, the persons named as proxyholders in the                 amendments.
management form of proxy or voting instruction
form will cast the votes represented by proxy at                Option Plan
the meeting FOR the appointment of
PricewaterhouseCoopers LLP as auditors.                         Amendment to Amending Provisions

4.   Amendment to the Option Plan                               On March 27, 2007, the Board approved an amendment
                                                                to the modification procedures included in the
On June 6, 2006, the Toronto stock Exchange                     Option Plan to state the type of modifications
("TSX") published a Staff Notice (the "TSX Staff                that must specifically be approved by the holders
Notice") with respect to amendment procedures                   of a majority of the voting shares. The amendment
contained in security-based compensation                        procedure of the Option Plan will be amended to
arrangements and the extension of option expiry                 provide that:
dates which fall within or soon after a blackout
period. Effective as of June 30, 2007, section                  The Board may amend the Option Plan or any option
613(d) of the TSX Company Manual will require that              at any time without the consent of the
any security-based compensation plan (such as the               participants provided that such amendment shall:
Option Plan) with an amendment procedure contain
specific details as to whether shareholder                      (i)   not adversely alter or impair any option
approval shall be required for a particular type                      previously granted except as permitted in
of amendment. In the absence of a detailed                            the case of an adjustment to common shares
amendment procedure, shareholder approval shall be                    subject to outstanding options;
required for any and all amendments, including
amendments considered to be of a "housekeeping"                 (ii)  be subject to any regulatory approvals
nature.                                                               including, where required, the approval of
                                                                      the TSX; and
In light of the above, the Board of Directors has,
on March 27, 2007, reviewed and proposed certain                (iii) be subject to shareholder approval, where
amendments to the Option Plan which reflect these                     required, by law or the requirements of the
new regulatory requirements and which are subject                     TSX, provided that shareholder approval
to shareholders' approval and the approval of the                     shall not be required for the following
TSX. Conditional approval of the TSX has been                         amendments and the Board may make any
obtained. The Board recommends to shareholders of                     changes which may include but are not
the Corporation that the proposed amendments be                       limited to:
approved.
                                                                      (a) amendments of a "housekeeping" nature;
Shareholders are therefore being asked to consider
and, if thought advisable, to approve the                             (b) a change to the vesting provisions
resolution attached as Schedule C to this circular                        of any option;
authorizing amendments to the Option Plan, to
permit future



[ACE AVIATION LOGO GRAPHIC OMITTED]



      (c) a change to the termination provisions                the meeting FOR the approval the amendments to the
          of any Option (except in respect of                   Option Plan.
          Options that are held by an insider of
          the Corporation) that does not entail an              The Board of directors of ACE Aviation recommends
          extension beyond the original expiration              that the shareholders vote FOR the approval the
          date;                                                 amendments to the Option Plan.

      (d) the introduction or amendment of a                    5.   Consideration of other business
          cashless exercise feature payable in
          securities, whether or not such feature               We will also:
          provides for a full deduction of the
          number of underlying securities from the              o    report on other items that are significant
          Option Plan reserve;                                       to our business; and

      (e) the addition of a form of financial                   o    invite questions and comments from
          assistance and any amendment to a                          shareholders.
          financial assistance provision which is
          adopted;

      (f) a change to the eligible participants of the Option Plan, including a change which would have the potential of broadening or increasing participation by insiders of the Corporation; and

      (g) the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.

Introduction of Extension to Option Term during Blackout Period

The nature of the Corporation's business gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in the Corporation's securities in accordance with the Corporation's Insider Trading
Guidelines. These periods are referred to as "blackout periods". In accordance with the TSX
Staff Notice, the Board has determined that should the expiration date for an option fall within a Corporation-imposed black out period or within nine business days following the expiration of such black out period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the black out period, such tenth business day to be considered the expiration date for such option for all purposes under the Option Plan. The ten business day period may not be extended by the Board.

If you do not specify how you want your shares voted, the persons named as proxyholders in the management form of proxy or voting instruction form will cast the votes represented by proxy at


[ACE AVIATION LOGO GRAPHIC OMITTED]




THE NOMINATED DIRECTORS
===============================================================================

Eleven (11) directors are to be elected at the meeting, each of whom is to hold office until the end of the next annual meeting of shareholders or until their successors are appointed. Pursuant to an investment agreement dated June 23, 2004 (the "Investment Agreement"), Promontoria Holding III B.V. ("Promontoria"), the holder of 9,800,000 preferred shares of ACE Aviation representing 78.4% of the preferred shares outstanding as of March 27, 2007, and an affiliate of Cerberus Capital Management, L.P., has the right to designate three nominees for election to the Board. In this regard, Promontoria Holding III B.V. has designated Michael M. Green, W. Brett Ingersoll and Carlton D. Donaway. Pursuant to the Investment Agreement, Promontoria has the right to designate three nominees for election to the Board as long as Promontoria and its affiliates hold at least 75% of the 12,500,000 preferred shares (or shares into which they are converted or convertible) originally purchased under the Investment Agreement. For as long as Promontoria and its affiliates hold at least 50% but less than 75% of the preferred shares (or shares into which they are converted or convertible) originally purchased under the Investment Agreement, Promontoria has the right to designate two individuals to the Board. For as long as Promontoria and its affiliates hold at least 25% but less than 50% of the preferred shares (or shares into which they are converted or convertible) originally purchased under the Investment Agreement, Promontoria has the right to designate one member of the Board.

All nominees have established their eligibility and willingness to serve as directors. If prior to the meeting, any of the listed nominees would become unable or unavailable to serve, proxies will be voted for any other nominee or nominees at the discretion of the proxyholder. The table below sets out, among other things, the names of the proposed nominees for election as directors, together with their municipality of residence, the date they became directors, their principal occupation and other principal directorships and committee memberships. Also indicated is the number of securities beneficially owned, directly or indirectly, or over which control was exercised as of March 27, 2007 (including securities of subsidiaries, but excluding securities distributed by ACE Aviation to its shareholders pursuant to the distribution made on March 14,
2007). For Robert A. Milton, it also includes the number of options held under the Option Plan of ACE Aviation as of March 27, 2007.



BERNARD ATTALI
Paris, France                     ACE Aviation director since September 30, 2004

                                  Bernard Attali is the Honourary Chairman of
                                  Air France Group and Senior Advisor (France) for Texas Pacific Group. Mr. Attali is also a director of Orrick European Board, Aeroplan Holding GP Inc., Jazz Air Holding GP Inc. and Air Canada. He was Vice-Chairman of Deutsche Bank Europe Investment Banking from 1999 to 2000. Mr. Attali has served as Chairman and Chief Executive Officer of Air France as well as Chairman of the International Air Transport Association, Excom and the Association of European Airlines (AEA). Mr. Attali is a Commandeur de la Legion d'Honneur, Commandeur de l'Ordre du Merite and Titulaire de la Medaille de l'Aeronautique. Mr. Attali holds diplomas from the Institut d'Etudes Politiques of Paris and from the Ecole Nationale d'Administration.

                                  Member of the Governance and Corporate Matters Committee
                                  Member of the Nominating Committee

                                  5,000 Class A variable voting shares of ACE
                                  Aviation
                                  3,611 units of Aeroplan Income Fund

ROBERT E. BROWN
Montreal, Quebec                  ACE Aviation director since September 30, 2004

                                  Robert E. Brown is President and Chief
                                  Executive Officer of CAE Inc. a provider of simulation and modelling technologies as well as an integrated training service for both civil aviation and defence customers. Mr. Brown is a director of CAE Inc., CPVC Blackcomb Inc., Aeroplan Holding GP Inc. and a trustee of Jazz Air Income Fund. He was Chairman of Air Canada from 2003 to 2004. Mr. Brown joined Bombardier Inc. in 1987 and was responsible for the Bombardier Aerospace sector from 1990 to 1999. He was President and Chief Executive Officer of Bombardier Inc. (aerospace, transportation and recreational products) from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister in the Department of Regional Industrial Expansion.

                                  Member of the Governance and Corporate Matters Committee
                                  Member of the Human Resources and Compensation Committee

                                  10,000 Class B voting shares of ACE Aviation
                                  11,222 units of Aeroplan Income Fund
                                  5,000 units of Jazz Air Income Fund



CARLTON D. DONAWAY
Redmond, Washington               ACE Aviation director since December 15, 2004

                                  Carlton D. Donaway is a consultant with
                                  Cerberus Operations and Advisory Company, LLC and has over 27 years of experience in the air-express, logistics, ocean-freight and overland-transportation industries. Mr.
                                  Donaway is also a director of ACTS Technical
                                  Services Inc. Mr. Donaway was Executive
                                  Chairman of DHL Holdings USA (shipping) from
                                  2003 to 2004, Chairman, President and Chief
                                  Executive Officer of Airborne Inc. (shipping) from 2002 to 2003 and President and Chief Executive Officer of ABX Air Inc. (shipping, charter services and aircraft maintenance) from 1992 to 2003.

                                  Member of the Governance and Corporate Matters Committee
                                  Member of the Nominating Committee

                                  Nil shares of ACE Aviation held. Promontoria, an affiliate of Cerberus Capital
                                  Management, L.P., holds 9,800,000 preferred shares.

MICHAEL M. GREEN
Radnor, Pennsylvania             ACE Aviation director since September 30, 2004

                                  Michael M. Green is Managing Director for
                                  Cerberus Capital Management L.P. (private equity investment firm) and member of the firm's Investment Committee. Mr. Green is a director of several companies which are privately held by Cerberus. Mr. Green has a multi-industry operations background in aerospace, transportation, telecommunications and software systems. Prior to joining Cerberus, Mr. Green was the General Managing Partner of Tenx Capital Management. Prior to Tenx, Mr. Green was the Chief Executive Officer of several privately held companies, Trispan Solutions and Naviant Technology. Mr. Green began his career at General Electric Company where he worked in several operating departments and held positions in engineering, manufacturing, sales, marketing and general management.

                                  Lead Director of the Board
                                  Chair of the Governance and Corporate Matters Committee
                                  Member of the Nominating Committee

                                  Nil shares of ACE Aviation held. Promontoria, an affiliate of Cerberus Capital Management, L.P., holds 9,800,000 preferred shares. 10,000 units of Aeroplan Income Fund
                                  5,000 units of Jazz Air Income Fund


W. BRETT INGERSOLL
New York, New York                ACE Aviation director since September 30, 2004

                                  W. Brett Ingersoll is the Managing Director of Cerberus Capital Management, L.P. (private equity investment firm), and Co-Head of its Private Equity Practice. Mr. Ingersoll is also a director of Aeroplan Holding GP Inc. and AerCap Holdings, N.V. Prior to joining Cerberus in 2002, Mr. Ingersoll was a Partner at JP Morgan Partners (formerly Chase Capital Partners) from 1993 to 2002 (private equity investment firm). Mr. Ingersoll is a director of various private companies including Coram Health Care, IAP Worldwide Services, Inc., Talecris Bio Therapeutics Inc. and Endura Care, LLC.

                                  Member of the Audit, Finance and Risk
                                  Committee
                                  Member of the Human Resources and Compensation Committee

                                  Nil shares of ACE Aviation held. Promontoria, an affiliate of Cerberus Capital Management, L.P., holds 9,800,000 preferred shares.

PIERRE MARC JOHNSON
Montreal, Quebec                 ACE Aviation director since September 30, 2004

                                 Pierre Marc Johnson is of Counsel to the offices of the Canadian law firm Heenan Blaikie LLP and advises, mediates, negotiates for or with, various governments, United Nations related organizations and other international institutions. Mr. Johnson is a director of Orthosoft Inc., Air Canada, Jazz Air Holding GP Inc. and the Veolia Environmental Institute (Paris). He is also a trustee of Aeroplan Income Fund. During his career in Public Office, Mr. Johnson, a physician and attorney became Quebec's Premier in 1985 and then Leader of the Opposition. Mr. Johnson had previously been Minister of Labour and Manpower, Financial Institutions, Social Affairs, Intergovernmental Affairs, Attorney General and Minister of Justice.

                                 Chair of the Human Resources and Compensation Committee
                                 Member of the Governance and Corporate Matters Committee

                                 5,000 Class B voting shares of ACE Aviation
                                 8,111 units of Aeroplan Income Fund



RICHARD H. McCOY
Toronto, Ontario                 ACE Aviation director since August 3, 2005

                                 Richard H. McCoy is a corporate director. Mr. McCoy is also a director of Rothmans Inc., Aberdeen Asia-Pacific Income Fund Ltd., MDS Inc., Uranium Participation Corporation, Pizza Pizza Royalty Income Fund, Gerdau Ameristeel Inc. and Air Canada. He is also a trustee of Jazz Air Income Fund. Mr. McCoy has over 35 years experience in the investment industry. From May 1997 to October 31, 2003, Mr. McCoy was Vice-Chairman, Investment Banking at TD Securities. Prior to joining TD Securities in 1997, Mr. McCoy was deputy Chairman of CIBC Wood Gundy Securities.

                                 Member of the Governance and Corporate
                                 Matters Committee
                                 Member of the Human Resources and
                                 Compensation Committee
                                 Member of the Nominating Committee

                                 4,000 Class B voting shares of ACE Aviation
                                 655.46 deferred share units of ACE Aviation
                                 2,488 units of Aeroplan Income Fund
                                 5,000 Class B voting shares of Air Canada
                                 5,000 units of Jazz Air Income Fund

JOHN T. McLENNAN
Mahone Bay, Nova Scotia          ACE Aviation director since September 30, 2004

                                 John T. McLennan is a corporate director. Mr. McLennan is a director of Amdocs Ltd., Emera, Manitoba Telephone Systems (Vice-Chairman), Medisys Health Services, Air Canada and Jazz Air Holding GP Inc. Mr. McLennan is also a trustee of Aeroplan Income Fund. Mr. McLennan was recently Vice-Chairman and Chief Executive Officer of Allstream. Prior to that position, he served as AT&T Canada's Vice Chairman and Chief Executive Officer. He was also the founding President of Jenmark Consulting Inc., President and Chief Executive Officer of Bell Canada, President of Bell Ontario as well as Chairman, President and Chief Executive Officer of BCE Mobile Communications Inc. Mr. McLennan has also served as President and Chief Executive Officer of Cantel Wireless and Executive Vice President of Mitel Communications Inc.

                                 Chair of the Nominating Committee
                                 Member of the Audit, Finance and Risk Committee

                                 10,000 Class B voting shares of ACE Aviation
                                 26,222 units of Aeroplan Income Fund
                                 5,000 Class B voting shares of Air Canada
                                 10,000 units of Jazz Air Income Fund



ROBERT A. MILTON
Westmount, Quebec                ACE Aviation director since June 29, 2004

                                 Robert A. Milton is Chairman, President and
                                 Chief Executive Officer of ACE Aviation. Mr.
                                 Milton is also Chairman of Air Canada, Aeroplan Holding GP Inc., ACTS Technical Services Inc. and Jazz Air Holding GP Inc. Mr. Milton was previously President and Chief Executive Officer of Air Canada. Having joined Air Canada in 1992 in a consulting capacity, Mr. Milton moved from Senior Director of Scheduling to Vice President, Scheduling and Product Management, Senior Vice President, Marketing and In-Flight Service, Executive Vice President and finally Chief Operating Officer in 1996. Mr. Milton graduated in 1983 from the Georgia Institute of Technology with a Bachelor of Science Degree in Industrial Management.

                                 24,336 Class B voting shares of ACE Aviation
                                 593,669 options of ACE Aviation 10,141 units of Aeroplan Income Fund 15,000 Class B voting shares of Air Canada 15,000 units of Jazz Air Income Fund

DAVID I. RICHARDSON
Grafton, Ontario                 ACE Aviation director since September 30, 2004

                                 David I. Richardson is a corporate director.
                                 Mr. Richardson is a director of Air Canada, Jazz Air Holding GP Inc. and a trustee of Aeroplan Income Fund. Mr. Richardson is the former Chairman of Ernst & Young Inc. (Canada) and a former Executive Partner of Ernst & Young LLP. Mr. Richardson joined its predecessor Clarkson, Gordon & Co. in 1963 and was appointed President of The Clarkson Company Limited in 1982. Mr. Richardson was also a member of the Management and Executive Committees of Ernst & Young LLP, national managing partner of the firm's Corporate Finance practice and the senior partner in the Corporate Recovery and Restructuring practice until his retirement from the partnership in 2002. Mr. Richardson holds a Bachelor of Commerce degree from the University of Toronto and is a member and a Fellow of the Institute of Chartered Accountants of Ontario.

                                 Chair of the Audit, Finance and Risk Committee Member of the Human Resources and Compensation Committee

                                 10,000 Class B voting shares of ACE Aviation
                                 21,222 units of Aeroplan Income Fund
                                 7,500 Class B voting shares of Air Canada
                                 5,000 units of Jazz Air Income Fund



MARVIN YONTEF
Toronto, Ontario                 ACE Aviation director since June 29, 2004

                                 Marvin Yontef is a senior partner with the Canadian law firm Stikeman Elliott LLP acting on a wide range of commercial activities including mergers and acquisitions, corporate finance and corporate reorganizations. Mr. Yontef is also a director of Air Canada, Aeroplan Holding GP Inc. and ACTS Technical Services Inc. He is also a trustee of Jazz Air Income Fund.


                                 Member of the Governance and Corporate Matters Committee

                                 5,000 Class B voting shares of ACE Aviation
                                 606.91 deferred shares units of ACE Aviation
                                 8,111 units of Aeroplan Income Fund
                                 5,000 Class B voting shares of Air Canada
                                 5,000 units of Jazz Air Income Fund

Remuneration of Directors

The Board's compensation is designed to attract and retain highly talented and experienced directors, leading to the long-term success of the Corporation. This requires that directors be adequately and competitively compensated. ACE Aviation measures its director's compensation practices against the market practices of large Canadian based companies including those in the S&P/TSX 60 index. Based on recent findings by its compensation consultants, the total 2006 annual Board compensation for ACE directors was slightly below market median.

As of January 1, 2007, non-executive directors of ACE Aviation receive a retainer of $120,000 per year, payable in cash or in deferred share units ("DSUs") in accordance with the share ownership guidelines, as described below. DSUs are notional units whose value is always equal to the value of the shares of ACE Aviation. The Chair of the Audit Committee, the Governance and Corporate Matters Committee (the "Governance Committee"), the Human Resources and Compensation Committee (the "Human Resources Committee") and the Nominating Committee, respectively, receive an additional retainer of $20,000, $10,000, $10,000 and $10,000 per year. The members of the Audit Committee, the Governance Committee, the Human Resources Committee and the Nominating Committee, respectively, receive an additional retainer of $10,000, $5,000, $5,000 and $5,000 per year. The Lead Director of the Board receives an additional retainer of $37,500 per year. The Chairman, President and Chief Executive Officer of ACE Aviation receives no compensation as a director of ACE Aviation or of any of its subsidiaries.

Non-executive directors of ACE Aviation who are also directors of Air Canada receive an additional retainer of $50,000 per year. Non-executive directors of Air Canada who are not directors of ACE Aviation receive an annual retainer of $70,000, except for non-executive directors of Air Canada who are executive officers of ACE Aviation who receive no compensation as directors of Air Canada. They also receive an additional retainer of $20,000, $10,000, $10,000 and $10,000, respectively, if they chair the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Air Canada. Members of the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Air Canada receive, respectively, an additional retainer of $10,000, $5,000, $5,000 and $5,000.

Non-executive directors of ACE Aviation who are also trustees of Aeroplan Income Fund or directors of Aeroplan Holding GP Inc. receive an additional retainer of $20,000 per year. Non-executive directors of Aeroplan Holding GP Inc. or trustees of Aeroplan Income Fund who are not directors of ACE Aviation receive an annual retainer of $30,000. They also receive an additional retainer of $15,000, $7,500, $7,500 and $7,500, respectively, if they chair the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Aeroplan Holding GP Inc. and Aeroplan Income Fund. Members of the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Aeroplan Holding GP Inc. and Aeroplan Income Fund receive, respectively, an additional retainer of $5,000, $2,500, $2,500 and $2,500.

Non-executive directors of ACE Aviation who are also trustees of Jazz Air Income Fund or directors of Jazz Air Holding GP Inc. receive an additional retainer of $20,000 per year. Non-executive directors of Jazz Air Holding GP Inc. or trustees of Jazz Air Income Fund who are not directors of ACE Aviation receive an annual retainer of $30,000. They also receive an additional retainer of $15,000, $7,500, $7,500 and $7,500, respectively, if they chair the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Jazz Air Holding GP Inc and Jazz Air Income Fund. Members of the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Jazz Air Holding GP Inc. and Jazz Air Income Fund receive, respectively, an additional retainer of $5,000, $2,500, $2,500 and $2,500.

Non-executive directors of ACE Aviation who are directors of ACTS Technical Services Inc. receive an additional retainer of $10,000 per year. Non-executive directors of such company who are not directors of ACE Aviation receive an annual retainer of $25,000.

Transportation privileges are granted to directors of ACE Aviation in line with industry practice.

Share Ownership Requirement for Directors

The Board has adopted share ownership guidelines according to which directors are required to own a minimum of securities of ACE Aviation (including its subsidiaries) representing $120,000 in value, through shares and/or income trust units and/or DSUs. Such ownership must be achieved by January 1, 2012. Directors who have not achieved the share ownership guidelines will receive 50% of their annual retainer fee in cash and the remainder in DSUs until the share ownership guidelines have been met. Directors who have achieved the share ownership guidelines may elect to receive their annual retainer fee in cash or in DSUs. The Board has determined that the nominees of Cerberus Capital Management, L.P., namely Michael M. Green, W. Brett Ingersoll and Carlton D. Donaway, are not subject to this requirement as Cerberus Capital Management, L.P., through Promontoria Holding III B.V. (an affiliate), holds a substantial investment in ACE Aviation. Promontoria Holding III B.V. holds 9,800,000 preferred shares of ACE Aviation. For a description of the shares owned by the directors of ACE, please see their respective biographies starting at page 15.

Certain Proceedings

To the knowledge of ACE Aviation, in the last ten years, no proposed nominees for election as directors of ACE Aviation is or has been a director or executive officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was the subject of an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to an exemption under securities legislation, for a period of more than 30 consecutive days or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

(i) Following the acquisition of Canadian Airlines International Ltd. ("CAIL") by Air Canada in 2000, Robert A. Milton became a director of CAIL. Thereafter, CAIL restructured under the Companies' Creditors Arrangement Act (Canada) ("CCAA") pursuant to a plan of compromise which became effective on July 5, 2000. CAIL's common shares and non-voting shares were suspended from trading by the TSX on June 27, 2000 and delisted on July 6, 2000. Mr. Milton was also President and Chief Executive Officer and a director of Air Canada when it filed for protection under the CCAA on April 1, 2003;

(ii) Pierre Marc Johnson was a director of Air Canada when it filed for protection under the CCAA on April 1, 2003;

(iii) Robert E. Brown was a director of Air Canada when Air Canada filed for protection under the CCAA on April 1, 2003 and became Chairman of Air Canada on May 13, 2003. Mr. Brown was also a director of Nortel Networks Corporation when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employees of Nortel Networks Corporation and Nortel Networks Limited (collectively, "Nortel Networks"). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators;

(iv) John T. McLennan was the Chief Executive Officer of AT&T Canada when it filed for protection under the CCAA on October 15, 2002;

(v) Michael M. Green was a director of Anchor Glass Container Corporation when it filed a voluntary petition for reorganization under Chapter 11 of the US Bankruptcy Code in August 2005; and

(vi) Carlton D. Donaway was a director of Anchor Glass Container Corporation, but had ceased to be a director when such filed a voluntary petition for reorganization under Chapter 11 of the US Bankruptcy Code in August 2005.

STATEMENT OF GOVERNANCE PRACTICES
================================================================================

The Board has extensively reviewed the Corporation's governance practices and concludes that, we comply with the requirements of National Instrument 58-101, "Disclosure of Corporate Governance Practices". The Corporation regularly reviews its governance practices as regulatory changes come into effect and will continue to monitor these changes closely and consider amendments to its governance practices if need be.

Board of Directors

Director Independence

The Charter of the Board of Directors provides that the Board shall at all times be constituted of a majority of individuals who are independent and unrelated. Based on the information received from each director and having taken into account the independence criteria set forth below, the Board concluded that all directors of the Corporation standing for election to the Board, with the exception of the Chairman, President and Chief Executive Officer, Robert A. Milton and Marvin Yontef are independent and unrelated.

A majority of the directors of the Corporation, namely Bernard Attali, Robert E. Brown, Carlton D. Donaway, Michael M. Green, W. Brett Ingersoll, Pierre Marc Johnson, Richard H. McCoy, John T. McLennan and David I. Richardson, are "independent" directors in that each of them has no material relationship with the Corporation and, in the reasonable opinion of the Board, are unrelated and independent under the laws, regulations and listing requirements to which the Corporation is subject.

The Board determined that Robert A. Milton is not independent because he is the President and Chief Executive Officer of ACE Aviation and Marvin Yontef is not independent because of payments for legal services billed to ACE Aviation and its affiliates by the law firm of which he is a partner.

Directorships of Other Reporting Issuers

Bernard Attali, Robert E. Brown, Carlton D. Donaway, W. Brett Ingersoll, Pierre Marc Johnson, Richard H. McCoy, Robert A. Milton, John T. McLennan, David I. Richardson, and Marvin Yontef are presently directors of several public entities. Bernard Attali is currently the Honourary Chairman of Air France Group and director of Orrick European Board, Aeroplan Holding GP Inc., Jazz Air Holding GP Inc. and Air Canada. Robert E. Brown is currently director of CAE Inc., CPVC Blackcomb Inc., Aeroplan Holding GP Inc., and a trustee of Jazz Air Income Fund. W. Brett Ingersoll is currently director of Aeroplan Holding GP Inc. and AerCap Holdings N.V. Pierre Marc Johnson is currently director of Orthosoft Inc., Air Canada, Jazz Air Holding GP Inc., the Veolia Environmental Institute (Paris) and a trustee of Aeroplan Income Fund. Richard H. McCoy is currently director of Rothmans Inc., Aberdeen Asia-Pacific Income Fund Ltd., MDS Inc., Uranium Participation Corporation, Pizza Pizza Royalty Income Fund, Gerdau Ameristeel Inc. and Air Canada and a trustee of Jazz Air Income Fund. John T. McLennan is currently director of Amdocs Ltd., Emera, Manitoba Telephone Systems, Medisys Health Services, Air Canada and Jazz Air Holding GP Inc., and a trustee of Aeroplan Income Fund. Robert A. Milton is currently Chairman of Air Canada, Aeroplan Holding GP Inc. and Jazz Air Holding GP Inc. David I. Richardson is currently director of Air Canada, Jazz Air Holding GP Inc. and a trustee of Aeroplan Income Fund. Marvin Yontef is currently director of Air Canada and Aeroplan Holding GP Inc., and a trustee of Jazz Air Income Fund.

Please see "The Nominated Directors" in this circular for additional information relating to each director standing for nomination, including other company boards on which they serve.

Independent Lead Director

The Board has concluded that the fact that Robert A. Milton occupies both the office of Chairman of the Board and the office of President and Chief Executive Officer of ACE Aviation does not impair the ability of the Board to act independently of management. Moreover, in accordance with the Charter of the Board of Directors, Michael M. Green, an outside and independent director, has been appointed as Lead Director to the Board.

A charter describing the role and responsibilities of the Lead Director has been adopted and pursuant to this charter the Lead Director assumes, among other things, responsibility for: (i) ensuring that the responsibilities of the Board are well understood by both the Board and management, and that the relative responsibilities of the Board and management are clearly understood and respected; (ii) ensuring that the Board works as a cohesive team and providing the requisite leadership to achieve this;
(iii) ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work; (iv) ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis; (v) ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board and committees is assessed on a regular basis; and (vi) adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structures and composition, scheduling, and management of meetings.

Independent Director's Meetings

At each meeting of the Board, time is specifically reserved for non-executive directors to hold "in camera" sessions, in the absence of management directors. At each such meeting, the directors consider whether an "in camera" meeting would be appropriate in the circumstances. The Lead Director chairs the "in camera" sessions.

Attendance Record

See "Schedule A" of this circular for the attendance records of the directors of the Board and the Committees of the Corporation.

Board Size

The Board is currently comprised of eleven (11) directors. The Board is of the view that its size and composition are adequate and allow for the efficient functioning of the Board as a decision making body.

Board Mandate

The Board has adopted a written charter which sets out, among other things, its roles and responsibilities. The Charter of the Board can be found as "Schedule B" to this circular.

Position Descriptions

Chairman, President and Chief Executive Officer

The Board has adopted a position description for Robert A. Milton, the Chairman, President and Chief Executive Officer. As President and Chief Executive Officer ("CEO"), the CEO shall have full responsibility for the day-to-day operations of the Corporation's business in accordance with its strategic plan and operating and capital budgets as approved by the Board. The CEO is accountable to shareholders, through the Board, for the overall management of the Corporation, and for conformity with policies agreed upon by the Board. The approval of the Board (or appropriate Committee) shall be required for all significant decisions outside of the ordinary course of the Corporation's business. More specifically, the primary responsibilities of the CEO include the following: (i) developing, for the Board's approval, a strategic direction and positioning to ensure the Corporation's success; (ii) ensuring that the day-to-day business affairs of the Corporation are appropriately managed by developing and implementing processes that will ensure the achievement of financial and operating goals and objectives; (iii) fostering a corporate culture that promotes customer focus and service; (iv) keeping the Board of Directors aware of the Corporation's performance and events affecting its business, including opportunities in the marketplace and adverse or positive developments; and (v) ensuring, in cooperation with the Board, that there is an effective succession plan in place for the CEO position.

As Chairman of the Board of Directors, the Chairman chairs Board meetings and, with the collaboration of the Lead Director, establishes procedures to govern the Board's work. More specifically, as Chairman of the Board of Directors, the primary responsibilities of the Chairman include the following: (i) adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structures and composition, scheduling, and management of meetings; (ii) collaborating with the Lead Director to develop the agenda for Board meetings, Board procedures and the composition of Board Committees; (iii) ensuring, with the Lead Director, proper flow of information to the Board; (iv) ensuring that the Board has access to such members of senior management as may be required by the Board; and (v) chair every meeting of the Board and encourage free and open discussion at meetings of the Board.

Chair of each Committee

The Chairs of the Audit Committee, the Governance Committee, the Human Resources Committee and the Nominating Committee are respectively, David I. Richardson, Michael M. Green, Pierre Marc Johnson and John T. McLennan.

Position descriptions have been adopted by the Board of Directors for the Chair of each of the Audit Committee, the Governance Committee, the Human Resources Committee and the Nominating Committee. According to such position descriptions, the Chair of each Committee shall, among other things: (i) ensure that the Committee fulfils the objectives and responsibilities set out in its charter;
(ii) ensure that enough time and attention is given to each aspect of the Committee's responsibilities; (iii) ensure that members of the Committee maintain the level of independence required by applicable legislation; (iv) review the annual assessment of the Committee and take the appropriate measures to correct the weaknesses underlined by the assessment; (v) ensure that the other members of the Committee understand the role and responsibilities of the Committee; (vi) ensure that sufficient information is provided by management to enable the Committee to exercise its duties; and (vii) carry out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

The Corporation has in place an orientation program for new directors. New directors are invited to attend orientation sessions with members of senior management of the Corporation as well as with the CEO to improve their understanding of the Corporation's businesses. Each new director is also asked to review the Charter of the Board, the Charter of each Committee and the position descriptions of the Chairman, President and Chief Executive Officer, the Lead Director and the Chair of each Committee in order to fully grasp the role he is expected to play as a director and a Committee member.

As part of its mandate, the Governance Committee is responsible for providing a continuous education program to the directors of the Board. The Corporation has in place a continuous education program. In this regard, the Corporation holds regular strategy sessions so that directors can enhance their understanding of the various businesses of ACE Aviation. The Corporation also provides directors with regular reports on the finances and operations of ACE Aviation. Furthermore, aircraft and facility tours are provided to directors so they can enhance their understanding of the operational aspects of the various businesses of ACE Aviation. Finally, the Corporation encourages continuous education by offering to reimburse the costs and expenses of attending conferences or courses in an area relevant to any of ACE Aviation's businesses

ACE Aviation Code of Business Conduct

The Corporation has adopted a Corporate Policy and Guidelines on Business Conduct (the "Code") which was amended by the Board on March 27, 2007. The Code applies to all directors, officers and employees of ACE Aviation and its subsidiaries, to the extent that policies and guidelines have not been adopted separately by them. A copy of the Code can be obtained on SEDAR at www.sedar.com or on the Corporation's website at www.aceaviation.com. The Code addresses, among other things, the following issues:

(a)      conflicts of interest;

(b)      use of company assets;

(c)      confidential information;

(d)      fair dealing with other people and organizations;

(e)      compliance with laws, rules and regulations;

(f)      employment policies;

(g)      computer, e-mail and internet policies; and

(h)      reporting suspected non-compliance.

The Board, with the assistance of the Governance Committee, has the responsibility for monitoring compliance with the Code. The Code has been communicated or brought to the attention of all employees of ACE Aviation and its subsidiaries that have not adopted their own policies and guidelines. In addition, all new members of management are required to complete a management acknowledgement form whereby they undertake to promote the guidelines and principles of the Code and take all reasonable measures to ensure that the employees under their supervision fully comply with the Code. Also, all current members of management are required to complete the acknowledgement form. The Code also includes a "whistle-blower policy" whereby employees can report violations of the Code. The Board has concluded that such measures are appropriate and sufficient to ensure compliance with the Code. Since the adoption of the Code, ACE Aviation has not filed any material change report pertaining to any conduct of a director or executive officer that would constitute a departure from the Code.

The Code also provides that all employees, including executive officers, are required to disclose to the Corporation any and all business, commercial or financial interests or activities that may create a conflict of interest. As for directors, in addition to the relevant provisions of the Canada Business Corporations Act, the Charter of the Board provides that each director shall disclose all actual or potential conflicts of interest and refrain from voting, on matters in which the director has a conflict of interest. The Charter also provides that a director shall excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.

Nomination of Directors

The Nominating Committee is composed entirely of independent directors. It is responsible for considering and making recommendations on the desired size of the Board, the need for recruitment and the expected skill-set of new candidates. In consultation with the Chairman, President and Chief Executive Officer, the Nominating Committee determines the expected skill-set of new candidates by taking into account the existing strength of the Board and the needs of the Corporation. The Nominating Committee then reviews and recommends to the Board candidates for nomination as directors and approves the final choice of candidates for nomination and election by the shareholders. Board members must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Corporation operates. Directors selected should be able to commit the requisite time for all of the Board's business. Board members are expected to possess the following characteristics and traits:

(a) demonstrate high ethical standards and integrity in their personal and professional dealings;

(b) act honestly and in good faith with a view to the best interest of the Corporation;

(c) devote sufficient time to the affairs of the Corporation and exercise care, diligence and skill in fulfilling their responsibilities both as Board members and as a Committee members;

(d)  provide independent judgment on a broad range of issues;

(e) understand and challenge the key business plans and the strategic direction of the Corporation;

(f) raise questions and issues to facilitate active and effective participation in the deliberation of the Board and of each Committee;

(g)  make all reasonable efforts to attend all Board and Committee meetings; and

(h) review the materials provided by management in advance of the Board and Committee meetings.

Please consult the section titled "Committees" of this circular for a description of the responsibilities, powers and operations of the Nominating Committee.

Compensation

The Human Resources Committee is composed entirely of independent directors. Please see the section titled "Remuneration of Directors" for the criteria used to determine the remuneration of directors of ACE Aviation and the section titled "Report on Executive Compensation" for the process and criteria used to determine the compensation of the officers of ACE Aviation.

In 2006, ACE Aviation and the Human Resources Committee retained the services of Towers Perrin to assist with preparing information on executive compensation. Towers Perrin's scope of services included performing competitive reviews of senior executive compensation levels and providing ACE Aviation and the Human Resources Committee with compensation trend information. In addition to these services, Towers Perrin also provided benefit consulting services to the Corporation.

Please consult the section entitled "Committees" of this circular for a description of the responsibilities, powers and operations of the Human Resources Committee.

Other Board Committees

There are four Committees of the Board: the Audit Committee, the Governance Committee, the Human Resources Committee and the Nominating Committee. The roles and responsibilities of each Committee are described in the respective Committee charters. Please consult the section titled "Committees" of this circular for a description of the responsibilities, powers and operations of such Committees.

Assessments

It is the role of the Chairman of the Governance Committee to assess, on an annual basis, the contribution of each individual director, the effectiveness of the Board and the effectiveness of the Committees. For this purpose, the Chairman of the Governance Committee conducts private meetings with directors. During those meetings, the Chairman of the Governance Committee reviews with directors their assessment of the effectiveness of the Board and of its Committees and their personal contribution. Also, on a quarterly basis, the Chair of each committee reports to the Board on the activities of the Committee. If appropriate, the Board then considers procedural or substantive changes to increase the effectiveness of the Board and its Committees.

Dual Share Structure

The applicable provisions of the Canada Transportation Act require that national holders of domestic, scheduled international and non-scheduled international licenses be Canadian. In the case of ACE Aviation, this requires that it be controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled in fact by Canadians. To ensure that ACE Aviation remains Canadian under the Canada Transportation Act, ACE Aviation is required to have a dual share structure whereby the Class B voting shares may only be held, beneficially owned and controlled by Canadians and Class A variable voting shares may only be held, beneficially owned or controlled by persons who are not Canadians. Each Class B voting share or Class A variable voting share generally confers the right to one vote. However, in order to enable ACE Aviation to comply with the restrictions imposed by the Canada Transportation Act, if the number of Class A variable voting shares, as a percentage of the total number of voting share outstanding of ACE Aviation or the total number of votes that may be cast by holders of Class A variable voting shares at any meeting exceeds 25%, the vote attached to each Class A variable voting share will decrease proportionately so that the votes attached to the Class A variable voting shares as a class or the number of votes cast on behalf of holders of Class A variable voting shares do not exceed 25%.


COMMITTEES
======================================================================================================================


The Board has four standing committees:

o   the Audit Committee;                                            responsibility to monitor the component parts
                                                                    of the Corporation's financial reporting and
o   the Governance Committee;                                       audit process.

o   the Human Resources Committee; and                         o    To maintain and enhance the quality,
                                                                    credibility and objectivity of the
o   the Nominating Committee.                                       Corporation's financial reporting and to
                                                                    satisfy itself and oversee management's
All committees of the Board are composed of                         responsibility as to the adequacy of the
independent directors except for the Governance                     supporting systems of internal financial and
Committee of which Marvin Yontef is a member. The                   accounting controls.
roles and responsibilities of each committee are
set out in formal written charters. These charters             o    To assist the Board in its oversight of the
are reviewed annually to ensure that they reflect                   independence, qualifications and appointment
best practices as well as applicable regulatory                     of the external auditor.
requirements.
                                                               o    To monitor the performance of the internal
This section includes reports from each committee,                  financial and accounting controls and of the
which tell you about its members, responsibilities                  internal and external auditors.
and activities.
                                                               o    To provide independent communication between
Audit Committee                                                     the Board and the internal auditor and the
                                                                    external auditor.

ACE Aviation is required by law to have an audit               o    To facilitate in-depth and candid discussions
committee. The Audit Committee shall be composed                    between the Audit Committee and management
of not less than three directors, all of whom                       and the external auditor regarding
shall meet the independence, experience and other                   significant issues involving judgment and
membership requirements under applicable laws,                      impacting quality of controls and reporting.
rules and regulations as determined by the Board.
The members of the Audit Committee shall have no               The Audit Committee's responsibilities include the
relationships with management, the Corporation and             following:
its related entities that in the opinion of the
Board may interfere with their independence from                o    Monitor and review the quality and integrity
management and from the Corporation. In addition,                    of the Corporation's accounting and financial
an Audit Committee member shall not receive, other                   reporting process through discussions with
than for service on the Board or the Audit                           management, the external auditor and the
Committee or other committees of the Board, any                      internal auditor.
consulting, advisory, or other compensatory fee
from the Corporation or any of its related parties              o    Determine, based on its review and
or subsidiaries. The members of the Audit                            discussion, whether to recommend the approval
Committee shall possess the mix of                                   by the Board of such financial statements and
characteristics, experiences and skills to provide                   the financial disclosure in any such annual
an appropriate balance for the performance of the                    information forms, earnings press releases,
duties of the Audit Committee and in particular                      prospectuses and other similar documents.
each member of the Audit Committee shall be
"financially literate" and at least one member of               o    Review with management, the internal auditor
the Audit Committee shall be a "financial expert"                    and the external auditor and, if considered
as defined by relevant securities legislation or                     appropriate, approve the release of the
regulations.                                                         Corporation's quarterly financial statements
                                                                     and related MD&A.
The objectives of the Audit Committee include the
following:


o    To assist the Board in the discharge of its




o    Review with management, the external auditor              o    Review, monitor and approve the Corporate
     and legal counsel, the Corporation's                           Donations Policy.
     procedures to ensure compliance with
     applicable laws and regulations.                          o    Review actual financial performance compared
                                                                    to budget.
o    Meet with the Corporation's external auditor
     to review and approve their audit plan.                   The Audit Committee met five (5) times in 2006.

o    Review and approve estimated audit and                    The Audit Committee is currently composed of:
     audit-related fees and expenses.
                                                               Members:   David I. Richardson (Chair)
o    Review and approve, prior to the commencement                        W. Brett Ingersoll
     of such work, the nature of all non-audit                            John T. McLennan
     services, as permitted by securities
     legislation and regulations, to be provided               Please refer to the section of the Annual
     by the Corporations' external auditor prior               Information Form of ACE Aviation titled "Audit
     to the commencement of such work.                         Committee" for additional information on the Audit
                                                               Committee. The Annual Information Form is
o    Review a report from the external auditor of              available on SEDAR at www.sedar.com.
     all relationships between the external
     auditor and its related entities and the                  Governance Committee
     Corporation and its related entities.
                                                               The Governance Committee shall be comprised of
o    Evaluate the performance of the external                  five or more dir0ectors as determined by the
     auditor.                                                  Board, all of whom shall comply with eligibility
                                                               and qualification standards under applicable
o    Review the mandate of and the services                    legislation in effect from time to time.
     provided by the internal audit department.
                                                               The primary objective of the Governance Committee
o    Review significant emerging accounting and                is to assist the Board of Directors in fulfilling
     reporting issues.                                         its responsibilities by ensuring that corporate
                                                               governance guidelines are adopted, disclosed and
o    Review policies and procedures for the                    applied including director qualification
     receipt, retention and treatment of                       standards, director responsibilities, director
     complaints received by the Corporation from               access to management and independent advisors,
     employees, shareholders and other                         director compensation, director orientation and
     stakeholders regarding accounting issues and              continuing education, management succession and
     financial reporting.                                      annual performance evaluation of the Board:

o    Review risk management systems and controls,              The Governance Committee's responsibilities
     especially in relation to derivatives,                    include the following:
     foreign currency exposure, hedging and
     insurance.                                                o        Review and develop position descriptions
                                                                        for the Board and for the Chairman,
o    Review and approve the Corporation's Public                        President and Chief Executive Officer.
     Disclosure Policy.
                                                               o        Ensure that appropriate structures and
o    Identify and address material financial and                        procedures are in place so that the Board
     other risks to the business and affairs of                         can function independently of management.
     the Corporation and make recommendations in
     that regard to the Board.                                 o        Put in place an orientation and
                                                                        continuing education program for new
o    Review and approve policies relating to the                        directors on the Board.
     financial control, conduct, regulation and
     administration of subsidiary companies.


o        Ensure corporate compliance with                      The responsibilities of the Human Resources and
         applicable legislation including                      Compensation Committee include the following:
         directors' and officers' compliance.
                                                               o        Develop compensation philosophy and
o        Review proposed amendments to the                              guidelines.
         Corporation's by-laws.
                                                               o        Review and approve corporate goals,
o        Make recommendations to the Board with                         objectives and business performance
         respect to monitoring, adoption and                            measures relevant to the compensation of
         disclosure of corporate governance                             the Chief Executive Officer, evaluate the
         guidelines.                                                    Chief Executive Officer's performance in
                                                                        light of those goals, objectives and
o        Recommend the types, charters and                              business performance measures, and make
         composition of the Board committees.                           recommendations to the Board with respect
                                                                        to the Chief Executive Officer's
o        Recommend the nominees to the                                  compensation level based on this
         chairmanship of the Board committees.                          evaluation.

o        Monitor the governance structure and, as              o        Make recommendations to the Board with
         required, report to the Board on the                           respect to non-CEO officer (including
         necessity or advisability of                                   officers of subsidiaries) compensation,
         modifications to such structure.                               incentive compensation and equity-based
                                                                        plans.
o        Review such other corporate governance
         and strategic planning committee                      o        Review and make recommendations to the
         functions customarily carried out by such                      Board with respect to incentive
         committees as well as such other matters                       compensation plans and equity based plans
         which may be referred to it by the Board                       and any amendments thereto.
         from time to time.
                                                               o        Review and approve, on behalf of the
The Governance Committee met four (4) times in                          Board, salary ranges for all positions
2006.                                                                   including executive management.

The Governance Committee is currently composed of:             o        Administer the stock option plan of the
                                                                        Corporation and to generally oversee the
Members:      Michael M. Green (Chair)                                  administration thereof.
              Bernard Attali
              Robert E. Brown                                  o        Review executive compensation disclosure
              Carlton D. Donaway                                        before public dissemination, including
              Pierre Marc Johnson                                       the review of the annual report of senior
              Richard H. McCoy                                          management compensation for inclusion in
              Marvin Yontef                                             the Corporation's management proxy
                                                                        circular, in accordance with applicable
Human Resources Committee                                               rules and regulations.

The Human Resources Committee shall be comprised               o        Review on an ongoing basis management's
of five or more directors as determined by the                          organization plans and essential elements
Board, all of whom shall be independent (as                             of succession plans for executive
defined under applicable securities laws).                              management of the Corporation and its
                                                                        non-publicly traded subsidiaries so as to
The primary purpose of the Committee is to assist                       ensure that successors have been
the Board of Directors in fulfilling its oversight                      identified and that their career
responsibilities in the field of human resources                        development is appropriate in the context
and compensation as well as succession planning                         of the challenges facing the
including appointing, training and monitoring of                        organization.
senior management, compensation of officers,
organization plans and compensation philosophy.                o        Review and approve the training,
                                                                        monitoring and development of senior
                                                                        officers.

                                                               o        Review and approve the senior management
                                                                        organizations and reporting structure.


o        Review and approve the contingency plans                       should possess and what competencies and
         in the event of the disability of key                          skills each existing director possesses.
         executives.
                                                               o        Assist the Board in determining the
o        Review and develop in conjunction with                         appropriate size of the Board, with a
         the Governance Committee position                              view to facilitating effective
         descriptions for the Board and for the                         decision-making.
         President and Chief Executive Officer
         including the definition of the limits to             o        Develop and review criteria regarding
         management's responsibilities.                                 personal qualification for Board
                                                                        membership, such as background,
o        With respect to the Air Canada Executive                       experience, technical skill, affiliations
         Pension Plan and the Air Canada                                and personal characteristics, and develop
         Supplemental Executive Retirement Plan,                        a process for identifying and
         review the plan reorganization,                                recommending candidates.
         governance structure, fund mission,
         funding policy, annual contributions and              o        Identify individuals qualified to become
         plan amendments, in conjunction with the                       new Board members and recommend them to
         board of directors of Air Canada.                              the Board.

The Human Resources Committee met seven (7) times              o        Consider whether or not each new nominee
in 2006.                                                                can devote sufficient time and resources
                                                                        to his duties as a Board member.
The Human Resources Committee is currently
composed of:                                                   o        Recommend the slate of nominees for each
                                                                        annual meeting of shareholders.
Members:          Pierre Marc Johnson (Chair)
                  Robert E. Brown                              o        Recommend candidates to fill vacancies on
                  W. Brett Ingersoll                                    the Board occurring between annual
                  Richard H. McCoy                                      meetings of shareholders.
                  David I. Richardson
                                                               o        Review and make recommendations relative
Nominating Committee                                                    to non-management nominees of the
                                                                        Corporation to the boards of subsidiaries
The Nominating Committee shall be comprised of at                       of the Corporation or of companies in
least three directors as determined by the Board,                       which the Corporation has an interest.
all of whom shall be independent (as defined under
applicable securities laws).                                   The Nominating Committee met four (4) times in
                                                               2006.
The primary objective of the Nominating Committee
is to assist the Board of Directors in fulfilling              The Nominating Committee is currently composed of:
its responsibilities by identifying individuals
qualified to become new Board members and                      Members:          John T. McLennan (Chair)
recommending to the Board the new director                                       Bernard Attali
nominees for each annual meeting of shareholders.                                Carlton D. Donaway
                                                                                 Michael M. Green
The responsibilities of the Nominating Committee                                 Richard H. McCoy
include the following:

o        Assist the Board in determining what
         competencies and skills the Board, as a
         whole,

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS

-------------------------------------------------------------------------------

The following summary compensation table shows certain compensation information for Robert A. Milton, the Chairman, President and Chief Executive Officer of ACE Aviation, Brian Dunne, the Executive Vice President and Chief Financial Officer and the other three highest compensated executive officers (the "Named Executive Officers") of the Corporation as at December 31, 2006. For ease of reference, the table contains the aggregate compensation paid to the Named Executive Officers by ACE Aviation and its subsidiaries as at December 31, 2006.

                          SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------
                         Annual Compensation            Long-term Compensation
                         ------------------------------------------------------------------------------------
                                                                                                   Payouts
                                                        Awards
                                                        -----------------------------------------------------

                                                        Securities Under Options/Units

                                                                   Granted(#)

                                                        -------------------------------------------

                                                                                                    Long-
                                               Other                                                Term
                                               Annual                                   Restricted Incentive
                                               Compens              Air        Air        Income    Plan    All Other(8)
Name and                  Salary    Bonus(1)    ation    ACE       Canada     Canada       Fund    Payouts Compensation
Principal Position Year    ($)        ($)      ($)(2)  Options(3) Options(4)  PSUs(5)     Units(6) ($)(7)       ($)
---------------------------------------------------------------------------------------------------------------------------

Robert A. Milton   2006  928,625    3,174,382 45,246    200,000    Nil        Nil       Nil        Nil       3,383,184
Chairman,
President and
Chief              2005  928,625    968,664   41,466    Nil        Nil        Nil       Nil        Nil       2,720
Executive          2004  953,063    Nil       52,187    1,010,509  Nil        Nil       Nil        Nil       31,040
Officer, ACE

Brian Dunne        2006  516,667    1,520,652 Nil       130,000    Nil        Nil       Nil        Nil       Nil
Executive
Vice-President
and Chief          2005  159,722    116,516   Nil       300,000    Nil        Nil       Nil        Nil       Nil
Financial          2004  Nil        Nil       Nil       Nil        Nil        Nil       Nil        Nil       Nil
Officer, ACE(9)

Montie R. Brewer   2006  601,000    822,147   Nil       100,000    484,800    17,314    Nil        Nil       Nil
President and
Chief Executive
Officer,           2005  600,000    625,870   Nil       Nil        Nil        Nil       Nil        Nil       650
Air Canada         2004  416,759    100,000   Nil       300,000    Nil        Nil       Nil        Nil       7,416

                   2006  340,000    568,561   Nil       40,000     Nil        Nil       Nil        Nil       Nil
Sydney J. Isaacs
Senior Vice
President,
Corporate          2005  281,667    287,060   Nil       50,000     Nil        Nil       Nil        Nil       248
Development and

Chief Legal        2004  150,423    146,008   Nil       50,000     Nil        Nil       Nil        Nil       2,830
Officer, ACE

Rupert Duchesne    2006  436,004    436,004   54,868    Nil        Nil        Nil       30,793     549,263   59,901
President and
Chief Executive
Officer,           2005  332,474    300,000   Nil       Nil        Nil        Nil       160,000    361,650   20,784
Aeroplan           2004  266,625    131,625   Nil       75,000     Nil        Nil       Nil        Nil       5,562

---------------------------------------------------------------------------------------------------------------------------

(1) The amounts in this column reflect, as applicable, (i) bonuses paid under the Annual Incentive Plan, (ii) awards paid under the Profit Sharing Plans, (iii) special awards in recognition of contribution to the initial public offerings of Aeroplan Income Fund, Jazz Air Income Fund and/or Air Canada, (iv) payments made under the employment agreement of the Named Executive Officer, and (v) retention payments made in connection with the restructuring process.

(2) Perquisites and other personal benefits for fiscal year 2006 do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the Named Executive Officers, with the exception of Mr. Duchesne, which includes company car expenses totalling $36,803. The amount in this column for Mr. Milton includes compensation attributable to residence costs.

(3) (i) The amounts in this column for 2006 represent special ACE Aviation stock option grants as follows: Mr. Milton 200,000; Mr. Dunne 130,000; Mr. Brewer 100,000; Mr. Isaacs 40,000 (ii) The amount in this column for 2005 for Mr. Dunne represents a stock option grant pursuant to his employment agreement. (iii) The stock options granted prior to September 30, 2004 were cancelled without compensation pursuant to the 2004 plan of reorganization, compromise and arrangement ("the Plan"). The stock options in this column for 2004 were granted on October 3, 2004 pursuant to the Plan, wherein, at that time, a maximum of 3% of the fully diluted equity of ACE Aviation could be granted in the form of options upon emergence from the restructuring proceedings.

(4) The amounts in this column for 2006 for Mr. Brewer represent options to purchase shares of Air Canada granted on November 24, 2006 pursuant to the completion of the initial public offering of Air Canada.

(5) The amounts in this column for 2006 for Mr. Brewer represent performance share units granted on November 24, 2006 pursuant to the completion of the initial public offering of Air Canada

(6) (i) The amounts in this column for 2006 for Mr. Duchesne represent grants of units of the Aeroplan Income Fund under the Ongoing Long-Term Incentive Plan (LTIP) of Aeroplan (ii) The amounts in this column for 2005 for Mr. Duchesne represent grants of units of the Fund under the initial long-term incentive plan of Aeroplan in connection with Aeroplan Income Fund's initial public offering on June 29, 2005.

(7) (i) The amounts in this column for 2006 for Mr. Duchesne represent the vesting of one-third of the performance-based units that Aeroplan Income Fund granted under the initial long-term incentive plan. (ii) The amounts in this column for 2005 for Mr. Duchesne represent the value of the vested Aeroplan Income Fund units. The reported number has been adjusted to reflect the actual value of units of Aeroplan Income Fund from the estimated number previously used in the 2005 proxy circular.

(8) (i) The amounts in this column for 2006 for Mr. Milton represent payments made pursuant to his employment agreement which are in connection with the special distribution of Aeroplan Income Fund units to ACE Aviation shareholders. (ii) The amounts in this column for 2004 and 2005 represent the final settlement of a claim that was filed on behalf of the Named Executive Officers as part of the restructuring process of Air Canada in respect of lost wages, holidays, vacation and foregone Employee Share Ownership Plan company matches for 2002 and 2003. In 2004, the settlement, upon emergence, was in the form of shares of ACE Aviation, valued at $20.00 per share. In 2005, the settlement was in the form of ACE Aviation shares which were immediately sold on the open market at $39.80 per share. (iii) The amounts in this column for both 2005 and 2006 for Mr. Duchesne, represent employer pension contributions to Aeroplan's Defined Contribution Plan and supplemental executive retirement plan as described in Aeroplan's proxy circular dated March 27, 2007

(9) Mr. Dunne became Executive Vice President and Chief Financial Officer of ACE Aviation on September 6, 2005

ACE Option grants

The following table details option grants made to Named Executive Officers during the most recently completed financial year.

      OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR(1)

------------------------- ----------------- ------------------- ------------- --------------------- ------------------
                                                % of Total                       Market Value of
                             Securities       Options Granted                  Underlying Options
                           Under Options      to Employees in      Exercise     on the Date of
    Name                     Granted (2)       Financial Year      Price (2)   Grant ($/Security)    Expiration Date
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Robert A. Milton          200,000           26.7%               $33.89        $33.89                May 18, 2013
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Brian Dunne               130,000           17.3%               $33.89        $33.89                May 18, 2013
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Montie R. Brewer          100,000           13.3%               $32.31        $32.31                May 30, 2013
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Sydney J. Isaacs          40,000            5.3%                $33.89        $33.89                May 18, 2013
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Rupert Duchesne           Nil               Nil                 Nil           Nil                   Nil
------------------------- ----------------- ------------------- ------------- --------------------- ------------------

(1) For details as to the material terms of the option grants, including exercise dates, refer to the "Report on Executive Compensation by the Human Resources Committee".

(2) In accordance with the terms of the Option Plan and pursuant to the special distribution of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE Aviation by way of reduction of stated capital, the exercise price and number of options granted to option holders were also adjusted on January 29, 2007 consistent with adjustments required to be made to the conversion terms of the convertible senior notes of the Corporation.

ACE Option Exercises

The following table details the aggregated option exercises during the most recently completed financial year and the option values at financial year-end.

   AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL
                      YEAR AND FINANCIAL YEAR-END OPTION VALUE

------------------------- ------------- ------------ ------------------------------ ----------------------------------
                           Securities    Aggregate                                               Value of
                            Acquired       Value        Exercisable/Unexercisable    Exercisable/Unexercisable in-the-
    Name                   on Exercise    Realized       Options at FY-End             Money Options at FY-End(1)
------------------------- ------------- ------------ ------------------------------ ----------------------------------
                                                     Exercisable   Unexercisable    Exercisable      Unexercisable
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Robert A. Milton          200,000       $3,481,560   137,771       605,326          $2,608,005       $8,420,821
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Brian Dunne               Nil           Nil          80,222        370,666          $152,422         $943,465
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Montie R. Brewer          48,184        $832,572     50,222        300,555          $950,702         $4,328,506
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Sydney J. Isaacs          6,685         $116,795     20,056        113,537          $151,952         $858,565
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Rupert Duchesne           10,028        $119,289     10,028        50,138           $189,830         $949,112
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------

(1) Based on the closing price of the Class B voting shares ($37.63) on December 31, 2006.

Equity compensation plan information

----------------------------------- -------------------------- ------------------------ ------------------------------

Plan category                       Number of securities to    Weighted-average         Number of securities
                                    be issued upon exercise    exercise price of        remaining available for
                                    of outstanding options(1)  outstanding options(1)   future issuance under equity
                                                                                        compensation plans(1)
----------------------------------- -------------------------- ------------------------ ------------------------------
Equity compensation plans           3,597,798                  $25.98                   1,728,246
approved by securityholder(s) (1)
----------------------------------- -------------------------- ------------------------ ------------------------------

(1)  As at December 31, 2006.

Air Canada Option Grants

The following table details grants of options to purchase shares in the capital of Air Canada made to Named Executive Officers during the most recently completed financial year.

      OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR(1)

----------------------- ---------------- ------------------ --------------- --------------------- --------------------
                                                                              Market Value of
                                           % of Total                            Securities
                           Securities     Options Granted                     Underlying Options
                         Under Options    to Employees in                       on the Date of
     Name                   Granted        Financial Year    Exercise Price   Grant ($/Security)    Expiration Date
----------------------- ---------------- ------------------ --------------- --------------------- --------------------
Montie Brewer           484,800          28.6%              $21.00          $21.00                November 24, 2013
----------------------- ---------------- ------------------ --------------- --------------------- --------------------

(1) Such grants have been made pursuant to Air Canada's Long-Term Incentive Plan. A full description of such plan is provided in Air Canada's proxy circular dated March 27, 2007.

Air Canada Performance Share Unit Grants

The following table details grants of Air Canada performance share units ("PSUs") made to Named Executive Officers during the most recently completed financial year.

                     PERFORMANCE SHARE UNIT GRANTS DURING
                 THE MOST RECENTLY COMPLETED FINANCIAL YEAR(1)

----------------------- ---------------- ------------------ --------------- --------------------- --------------------
                                                                              Market Value of
                                          % of Total PSUs                        Securities
                           Securities        Granted to                      Underlying PSUs on
                           Under PSUs       Employees in                      the Date of Grant       Redemption
 Name                       Granted        Financial Year    Grant Price        ($/Security)            Date(2)
----------------------- ---------------- ------------------ --------------- --------------------- --------------------
Montie Brewer           17,314           5%                 $21.00          $21.00                December 31, 2009
----------------------- ---------------- ------------------ --------------- --------------------- --------------------

(1) Such grants have been made pursuant to Air Canada's Long-Term Incentive Plan. A full description of such plan is provided in Air Canada's proxy circular dated March 27, 2007.

(2) At the end of the three-year term, all vested performance share units are redeemed for Air Canada shares (issued from treasury or purchased on the secondary market, at the discretion of the Corporation) and/or equivalent cash (at the discretion of the Corporation) based on the fair market value of the Air Canada shares on the redemption date. Participants receive therefore, on the redemption date in respect of all vested performance share units, a value equal to the fair market value of the Air Canada shares on such date, with payment being effected with Air Canada shares and/or cash at the discretion of the Corporation.

Aeroplan Income Fund Units

        AEROPLAN INCOME FUND RESTRICTED UNITS GRANTED DURING THE MOST
                     RECENTLY COMPLETED FINANCIAL YEAR(1)

-------------------- ------------------ --------------------- --------------------------------------------------------
                                                                  Estimated future payouts under non-securities
                                                                                price-based plans
-------------------- ------------------ --------------------- ------------------ ----------------- -------------------
                                          Performance or
                                        Other period until
                                           Maturation or
        Name            Units Granted        payout (1)           Threshold           Target             Maximum
-------------------- ------------------ --------------------- ------------------ ----------------- -------------------
Rupert Duchesne      30,793             March 1, 2009         24,634             30,793            30,793
-------------------- ------------------ --------------------- ------------------ ----------------- -------------------


(1) Such grants have been made pursuant to Aeroplan Limited Partnership's Initial Long-Term Incentive Plan. A full description of such plan is provided in Aeroplan's proxy circular dated March 27, 2007.

Pension Plan

ACE Aviation provides its executive officers with a non-contributory, final average earnings defined benefit registered pension plan and a defined benefit supplemental executive retirement plan (the "SERP") integrated with the Canada/Quebec Pension Plan(s). The defined benefit SERP is a partially funded supplemental arrangement that provides retirement income beyond the limitations of the registered pension plan.

Benefits are calculated by multiplying 2% per year of service (maximum 35 years) times the final average annual salary (excluding bonuses, honoraria and special allowances) during the executive's highest paid 36 successive months of company service and subtracting an amount equal to .25% times the Canada/Quebec pension plans average annual yearly maximum pensionable earnings during the same 36 month period used to determine the executive's average annual salary times the executive's years of service after December 31, 1965.

The following table shows typical annual benefits payable under this pension arrangement on December 31, 2006, to individuals 65 years of age.

                               PENSION PLAN TABLE

-----------------------------------------------------------------------------------------------------------
Final Average                                   Years of Service
Earnings ($)
-----------------------------------------------------------------------------------------------------------
                            15                20               25                30               35
-----------------------------------------------------------------------------------------------------------
  150,000                43,454            57,938           74,423            86,908          101,392
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  175,000                50,954            67,938           84,923           101,908          118,892
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  200,000                58,454            77,938           97,423           116,908          136,392
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  225,000                65,954            87,938          109,923           131,908          153,892
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  250,000                73,454            97,938          122,423           146,908          171,392
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  300,000                88,454           117,938          147,423           176,908          206,392
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  400,000               118,454           157,938          197,423           236,908          276,392
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  500,000               148,454           197,938          247,423           296,908          346,392
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  750,000               223,454           297,938          372,423           446,908          521,392
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
 1,000,000              298,454           397,938          497,423           596,908          696,392
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
 1,250,000              373,454           497,938          622,423           746,908          871,392
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
 1,500,000              448,454           597,938          747,423           896,908        1,046,392
------------------- ----------------- ---------------- ----------------- ---------------- -----------------

Note: Rounding has been used in the above calculations.

In the event of death after five years of service, 50% of the accrued benefit to date of death is payable to the individual's surviving spouse as a monthly lifetime pension or as a commuted lump sum. In the event of death in retirement, 50% of the paid benefit is payable to the individual's surviving spouse as a monthly lifetime pension. Other optional forms of payment are available on an actuarial equivalent basis.

As of December 31, 2006 the years of credited service were as follows: Mr. Milton, 27.67 years; Mr. Dunne, 1.33 years, Mr. Brewer, 4.75 years; Mr. Isaacs, 4.0 years; Mr. Duchesne, 8.75 years (as of July 1, 2005 when Mr. Duchesne became a member of the Aeroplan Executive Pension Plan).


Executive Employment Contracts                                 In 2006, Mr. Milton was granted 200,000 ACE stock
                                                               options to align his total compensation with
In 2005, the Corporation revised the terms of the              market values for similar Canadian executive
employment arrangements with Mr. Milton to update              positions.
his employment terms and to secure his continued
employment with the Corporation for an additional              If Mr. Milton's employment is terminated without
three-year term. The new employment arrangements               cause, he will be entitled to receive a severance
were negotiated and reviewed by a special                      payment equal to two times his annual salary and
committee of the Board, who received advice from               target bonuses.
external consultants regarding prevailing market
practices. In 2006, a further review was                       In the event of certain value-enhancing
undertaken to align Mr. Milton's remuneration with             transactions such as sales, dispositions or other
comparable Canadian Chief Executive Officers.                  transactions that result in distributions to the
                                                               shareholders of ACE Aviation, Mr. Milton has the
Under the 2006 review, Mr. Milton became eligible              right to receive incentive awards under his
to receive a target bonus of 100%, and a maximum               employment arrangements. Mr. Milton received a
bonus of 200%, of his base salary subject to                   cash award in the amount of $3,383,184 as a result
achieving targeted financial performance                       of the March 3, 2006 special distribution of
thresholds pursuant to the Annual Incentive Plan               Aeroplan Income Fund units to the ACE
as described under "ACE's Annual Incentive Plan"               shareholders. This award is payable in three
and the Corporation's annual business plan. The                installments.
Annual Incentive Plan's targets are based on
achieving defined results under the financial                  In 2005, ACE Aviation and Air Canada have
measurement of Earnings Before Interest, Taxes,                respectively entered into employment agreements
Depreciation and Aircraft Rent ("EBITDAR"). The                with two other Named Executive Officers, namely
Incentive Plan begins to reward participants, on a             Mr. Dunne and Mr. Brewer, and their agreements
graduated basis, when EBITDAR results achieve 90%              provide, among other things, for a pension credit
of the business plan, pays target bonus at 100% of             of five years of pensionable service upon
the business plan and pays 200% of target bonus                completion of five years service and a severance
when 110% of the business plan is achieved. If,                amount equal to two years of their annual base
however, less than 90% of the business plan is                 salary plus the right to early retirement with the
achieved, no incentive award is paid.                          five years pension credit in the event they are
                                                               involuntarily terminated for any reason other than
Under his previous employment arrangements Mr.                 just cause, disability or retirement. Mr.
Milton had the right to receive a payment of $5.68             Duchesne's employment agreement with Aeroplan, if
million if he left the Corporation. This right was             terminated without cause, provides a severance
renegotiated and the Corporation then had a                    amount equal to two years his annual base salary
contingent obligation to incur this expense (or a              and provides for continuation of benefits and
portion thereof) and, before any such amount is                perquisites for two years following his
paid, it would be offset by other amounts received             termination.
or receivable by Mr. Milton (other than base
salary and bonuses, if any), including proceeds                Report on Executive Compensation by the Human
from the exercise of options, severance payments               Resources Committee
and other distribution payments. This obligation
has been met with the proceeds from Mr. Milton's               ACE Aviation's Executive Compensation Program is
2005 stock option exercise and 2005 Annual                     designed to attract, retain and motivate the key
Incentive Plan award.                                          people the Corporation needs to meet its strategic
                                                               plans. In addition, by closely linking executives'
Under the vesting periods established for options              and shareholders' interests through incentive
granted to Mr. Milton under the Stock Option Plan              compensation, the Executive Compensation Program
of ACE Aviation ("Option Plan"), 75% of Mr.                    contributes to the achievement of profitable
Milton's options have now vested and the remaining             growth for shareholders.
25% (50% of which are subject to the Corporation
achieving targeted financial performance                       In 2006, the Executive Compensation Program was
thresholds) will vest on December 31, 2007.                    reviewed to ensure market competitiveness and
                                                               continued shareholder value. The Human Resources
                                                               Committee has direct access to independent
                                                               compensation advisors.


This report provides an overview of the                        2005, were reduced by 10% in 2003 and by a further
Corporation's Executive Compensation Program.                  2.5% in 2004.

Executive Compensation Program                                 Short-Term Incentive Compensation

ACE Aviation's Executive Compensation Program                  ACE's Annual Incentive Plan
emphasizes incentive compensation linked to the
Corporation's annual and long-term financial                   ACE's Annual Incentive Plan is designed to pay a
performance to ensure that executives' interests               cash award to eligible management and
are linked to those of shareholders. Compensation              administrative and technical support non-unionized
levels are based on those offered at other                     employees, based on the Corporation's achievement
airlines and companies of comparable size,                     of EBITDAR (earnings before interest, taxes,
structure and vocation. The Corporation aims at                depreciation, amortization and obsolescence and
rewarding its executives at the median                         aircraft rent) against its business plan. The
compensation level offered in its reference group,             Incentive Plan begins to reward participants, on a
for performance that meets corporate goals. The                graduated basis, when EBITDAR results achieve 90%
Corporation's reference group includes 35 large                of targeted EBITDAR. It pays the target bonus at
Canadian companies.                                            100% and pays 200% of target bonus when 110% of
                                                               the business plan's EBITDAR is achieved.
The Corporation's Executive Compensation Program
is made up of five components: a base salary,
short-term incentive compensation in the form of               When reviewing and approving the thresholds for
an annual incentive plan and profit-sharing,                   the Incentive Plan, the Board advised the
long-term incentive compensation in the form of a              Corporation that it would give due consideration
stock option plan, benefits and perquisites. These             to anticipated 2006 fuel expense overruns. In its
five components are evaluated together to                      decision to recognize extraordinary fuel expenses,
determine the appropriate compensation level for               the Board understands and accepts that part of
executives.                                                    such expense continues to be beyond the employee's
                                                               control.
Base Salary
                                                               The Board, therefore, adjusted the 2006 EBITDAR
Competitive base salaries are established by the               results for the purpose of calculating Incentive
Human Resources Committee based on the                         Plan awards. The EBITDAR results thus calculated
responsibilities, contribution, experience and                 achieved 107.5% of the business plan's EBITDAR and
skill set of the executive. The Human Resources                resulted in incentive awards equal to 178.5% of
Committee also considers equity within the officer             the targeted bonus.
group and salaries offered in the Corporation's
reference group for similar positions when                     Special bonuses were granted in 2006, to select
reviewing base salaries. The Human Resources                   officers of ACE to recognize their extraordinary
Committee's policy for base salaries aims at                   efforts related to key events, such as the closing
providing the median compensation level offered in             of the initial public offerings of Jazz Air Income
the Corporation's reference group. However, base               Fund and Air Canada.
salaries can be set below or above the median
depending on each executive's profile. In past                 ACE's Profit Sharing Plan
years, executives' base salaries were set below
policy levels because of the Corporation's                     The Profit-Sharing Plan, based on the achievement
financial situation.                                           of each business unit's results and ACE Aviation's
                                                               consolidated results, is offered to all employees
In accordance with the Management Salary Reduction             to ensure that they share in the Corporation's
Program, the base salary of the Chairman,                      success and work together to achieve corporate
President and Chief Executive Officer of ACE                   goals. Under this plan, an annual pool of funds is
Aviation was reduced by 15% in June 2003 and by a              established based on 7.5% of adjusted pre-tax
further 5% in 2004 and remained unchanged until                profits for the first 7% of pre-tax profit margin
the 2006 market review which became effective                  (and 25% of pre-tax profits in excess of the 7%
January 1, 2007. Base salaries of the other Named              threshold) of the business unit (70%) and ACE
Executive Officers, excluding Mr. Dunne who was                Aviation (30%). The pool of funds is
hired in


then distributed to plan members based on the                  under the Option Plan at 5% of the fully diluted
employee's base salary earnings compared to the                equity of ACE. Also, on December 15, 2005 the
earnings of all employees.                                     Board approved an amendment to the Option Plan
                                                               pursuant to which the non-executive directors will
In 2005, the Corporation also introduced an                    no longer be eligible to participate in the Option
adjunct program designed to advance profit-sharing             Plan.
payouts if the Corporation achieves pre-determined
monthly customer service goals for "on-time                    Options granted are based on the Eligible
performance" and "customer satisfaction". This                 Optionee's position and annual compensation,
program, "Sharing Our Success", rewards each                   taking into account the market price of the shares
employee $75 each month for each of the two goals              and each Eligible Optionee's potential
met (a total monthly award of $150). If the amount             contribution to ACE Aviation's success in a given
of the Sharing Our Success payments exceed the                 year. The terms of the grants are determined by
amounts to be distributed pursuant to the                      the Board. As of March 27, 2007, the maximum
Profit-Sharing Plan, no further Profit-Sharing                 number of shares that could be issued under the
distributions are made.                                        Option Plan was 7,164,720 or approximately 6.9% of
                                                               the outstanding Class B voting shares and Class A
In 2006, Sharing Our Success advanced $25.5                    variable voting shares. Of this amount, as of
million of profit sharing to all employees, while              March 27, 2007, 3,397,496 shares were subject to
in accordance with its design, the Profit Sharing              outstanding options representing approximately
Plan would have only distributed $15.5 million.                3.3% of the outstanding Class B voting shares and
Therefore, no further profit sharing distributions             Class A variable voting shares. The aggregate
would normally have been made. In recognition,                 number of shares reserved for issuance at any time
however, of the 2006 extraordinary fuel expense, a             to any one Eligible Optionee shall not exceed 5%
profit sharing pool of $29.2 million (of which                 of the outstanding Class B voting shares and Class
$25.5 million was already advanced under the                   A variable voting shares. The aggregate number of
Sharing Our Success program), after the fuel                   shares issued to any one insider within any
expense adjustment, was approved by the Board,                 one-year period shall not exceed 5% of the
resulting in a further distribution of profit                  outstanding Class B voting shares and Class A
sharing awards.                                                variable voting shares. The Option Plan provides
                                                               that the options will have an exercise price of
Long-Term Incentive Compensation                               not less than 100% of the market price of the
                                                               underlying shares at the time of grant. The market
Stock Option Plan                                              price of the underlying shares at the time of
                                                               grant is equal to the greater of the (i) average
As part of the implementation of the Plan on                   closing price of the underlying shares on the TSX
September 30, 2004, the Option Plan of ACE                     for the five trading day period ending on the last
Aviation was established. The persons eligible to              trading day before the day on which the option is
receive options ("Eligible Optionees") are the ACE             granted and (ii) the average of the high and low
and Air Canada officers and may include ACE and                trading prices of the underlying shares on the TSX
Air Canada senior managers and other employees, as             for the five trading day period ending on the last
the Human Resources Committee may determine, who               trading day before the day on which the option is
are in key positions with the Corporation or its               granted. The Option Plan provides that the term of
subsidiaries. This Option Plan is designed to                  the options shall not be more than ten (10) years
create a direct link between management's and                  from the date of grant. The vesting of options
shareholders' interests, since the full value of               granted under the Option Plan is determined by the
the Option Plan can only be obtained when the                  Board at the time of the grant. Options granted
Corporation's stock appreciates over a number of               under the Plan may not be assigned or transferred.
years.
                                                               The Board may, subject to regulatory approval,
On November 10, 2005, the shareholders of ACE                  amend the Option Plan at any time provided that no
Aviation approved an amendment to the Option Plan              such amendment may materially affect any rights
whereby the number of shares available for                     previously granted to a participant under the
issuance under the Option Plan was increased from              Option Plan without the consent of such
5,052,545 to 6,078,882 shares. The amendment was               participant. If a participant's employment is
made to maintain the number of shares available                terminated for "gross misconduct", unexercised
for issuance                                                   options shall terminate


forthwith. If a participant's employment is                    options can be exercised over a period of seven
terminated without cause, such participant may                 (7) years from the date of the grant at an
exercise his or her vested options within thirty               exercise price of 100% of the market price of the
(30) days after a notice of termination of                     underlying shares at the time of the grant.
employment has been given.
                                                               On February 8, 2007, the Board approved the
If a participant dies, any option granted to such              vesting of the December 31, 2006 performance
participant may be exercised by the person to whom             options.
the option is transferred and such option is only
exercisable within one (1) year after the                      In the case of options granted to the Chairman,
participant's death. If a participant retires or               President and Chief Executive Officer of ACE
his or her employment is terminated by reason of               Aviation, the vesting of options is as follows:
injury or disability, such participant may                     (i) 25% of granted options vested upon conclusion
exercise his or her options as the rights to                   of Mr. Milton's new employment arrangements but
exercise accrue within three (3) years after such              were subject to a one-year holding period which
retirement or termination. If a participant ceases             ended on October 3, 2005; (ii) 6.25% of granted
to be an Eligible Optionee, such participant may               options vested on October 3, 2005 and (iii) the
exercise his or her options for that number of                 remaining 68.75% as follows: (a) 50% vest in three
shares such participant was entitled to acquire                instalments on December 31, 2005, 2006 and 2007
under the option at the time of such cessation                 and (b) 50% vest in three instalments on December
within ninety (90) days after such cessation. If a             31, 2005, 2006 and 2007 provided the Corporation
participant elects a voluntary leave of absence,               meets the Board-approved financial performance
such participant may exercise his or her options               thresholds linked to the business plan for those
as the rights to exercise accrue within one (1)                years as previously described. The terms of the
year after the commencement of such leave of                   grant provide that vested options can be exercised
absence.                                                       over a period of seven (7) years from the date of
                                                               the grant at an exercise price of 100% of the
In the event of a change of control of the                     market price of the underlying shares at the time
Corporation, any unvested options held by                      of the grant.
participants shall become exercisable immediately
prior to the date of such change of control and                In accordance with the terms of the Option Plan
all options must be exercised prior to their                   and pursuant to the special distributions of units
original term.                                                 of Aeroplan Income Fund and Jazz Air Income Fund
                                                               to the shareholders of ACE Aviation by way of
To provide a meaningful incentive, and to promote              reduction of stated capital, the exercise price
retention among the executive team, options were               and number of options granted to option holders
granted in October 2004. Options were granted to               were adjusted on March 22, 2006 and on January 29,
purchase a total of 3,027,509 shares of ACE                    2007 consistent with adjustments required to be
Aviation at a price of $20.00 per share                        made to the conversion terms of the convertible
representing approximately 3% of the fully diluted             senior notes of the Corporation.
equity of ACE Aviation at that time.
                                                               Please refer to the "Amendment to the Option Plan"
Vesting of options granted in October 2004 under               for a description of the proposed amendment to the
the Option Plan is as follows: (i) 50% of granted              Option Plan.
options vest in four equal instalments, the first
instalment was on October 3, 2005 and the                      Benefits
remaining three instalments are on December 31,
2006, 2007 and 2008 and (ii) the remaining 50%                 Group benefits and the executive pension plan are
vest in four equal instalments, the first                      aligned with the median of the Corporation's
instalment was on December 31, 2005, and the                   reference group. Please refer to the "Pension Plan
remaining instalments are on December 31, 2006,                Table".
2007 and 2008 provided the Corporation meets the
financial threshold of ACE Aviation's net income,
linked to the business plan, for those years (if
targets are not met, options may either be forfeit
or deferred unless otherwise approved by the Human
Resources Committee). The terms of the grant made
in October 2004 provide that vested


Perquisites                                                    salary reductions (as detailed below), his base
                                                               salary remained below market median until the 2006
Perquisites are aligned with the median of the                 market review which became effective January 1,
Corporation's reference group. Perquisites include             2007. The Chairman, President and Chief Executive
leased automobiles, a medical top-up plan and                  Officer's base salary was reduced by 15% in 2003
financial counselling.                                         and by 5% in 2004, and has remained unchanged to
                                                               the end of 2006 while the base salaries of other
Chairman, President and Chief Executive Officer                Named Executive Officers were reduced by 10% in
Compensation                                                   2003 and by 2.5% in 2004.

The Human Resources Committee, in consultation                 Share Ownership Requirement for the President and
with the Board, formally assesses the performance              CEO
of the Chairman, President and Chief Executive
Officer of ACE Aviation based on financial and                 The Board has adopted a policy whereby the
non-financial measurements to determine an                     President and Chief Executive Officer is required
appropriate compensation level. The Human                      to own shares of ACE Aviation. For a description
Resources Committee's policy on base salaries aims             of shares owned by the President and Chief
at providing the Chairman, President and Chief                 Executive Officer, please see page 19.
Executive Officer with a base salary at the median
level offered in the Corporation's reference
group. As a result of the

PERFORMANCE GRAPHS

--------------------------------------------------------------------------------

The following performance graphs compare the total cumulative return of a $100 investment in the Class A variable voting shares and Class B voting shares of the Corporation made on October 4, 2004 with the cumulative return on the S&P/TSX Composite Index for the period beginning on October 4, 2004 and ended December 31, 2006. The Class A variable voting shares and the Class B voting shares started trading on the TSX on October 4, 2004.


                 ACE Aviation Class A Variable Voting Shares
                        versus S&P/TSX Composite Index
                     October 4, 2004 to December 31, 2006

                Oct    Dec    Mar    Jun    Sep    Dec    Mar    Jun    Sep    Dec
               4/04   31/04  31/05  30/05  30/05  31/05  31/06  30/06  30/06  31/06
ACE Aviation    100    144    153    161    143    153    147    136    150    165
S&P/TSX         100    105    110    114    127    131    141    136    139    153


                      ACE Aviation Class B Voting Shares
                        versus S&P/TSX Composite Index
                     October 4, 2004 to December 31, 2006

                Oct    Dec    Mar    Jun    Sep    Dec    Mar    Jun    Sep    Dec
               4/04   31/04  31/05  30/05  30/05  31/05  31/06  30/06  30/06  31/06
ACE Aviation    100    143    152    161    144    153    145    136    151    164
S&P/TSX         100    105    110    114    127    131    141    136    139    153

OTHER IMPORTANT INFORMATION
--------------------------------------------------------------------------------


Directors' and Officers' Liability Insurance                   Nova Scotia

ACE Aviation has acquired and is maintaining                   1660 Hollis Street
directors' and officers' liability insurance for               Suite 406
the benefit of the directors and officers of ACE               Halifax, Nova Scotia
Aviation and its subsidiaries. The coverage limit
of such insurance is US$200,000,000 per claim and              Shareholder proposals for our 2008 annual meeting
US $200,000,000 in the annual aggregate. The
current policy is effective from October 1, 2006               We will include proposals from shareholders that
to October 1, 2007 and protects the directors,                 comply with applicable laws in next year's
officers and trustees for allegations of alleged               management proxy circular for our 2008 annual
"wrongful acts" in the conduct of their activities             shareholder meeting. Please send your proposal to
as directors, officers and trustees. In respect of             us by December 27, 2007.
the first US$175,000,000 of the limit of insurance
afforded under this policy, "prior acts" coverage
has been extended to the insureds. The premium for
this period of insurance is US$2,094,842.

Indebtedness of directors and officers

As at March 27, 2007, the Corporation or its subsidiaries had not made any loan to officers, directors, employees or former officers, directors and employees of the Corporation or its subsidiaries.

Mail service interruption

If there is a mail service interruption prior to a shareholder mailing a completed proxy to CIBC
Mellon, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of CIBC
Mellon:

Alberta                       Ontario

600 The Dome Tower            320 Bay Street
6th Floor                     Banking Hall
333 - 7th Avenue S.W.         Toronto, Ontario
Calgary, Alberta

British Columbia              Quebec

1066 West Hastings St.        2001 University Street
The Oceanic Plaza             Suite 1600
Suite 1600                    Montreal, Quebec
Vancouver, B.C.

HOW TO REQUEST MORE INFORMATION
--------------------------------------------------------------------------------


Documents you can request                                      How to sign up - non-registered shareholders

You can ask us for a copy of the following                     You are a non-registered shareholder if your bank,
documents at no charge:                                        trust company, securities broker or other
                                                               financial institution (your nominee) holds your
o        ACE Aviation's annual report for the year             shares for you.
         ended December 31, 2006, which includes
         our consolidated financial statements                 If you are not sure whether you are a
         together with the accompanying auditors'              non-registered shareholder, please contact CIBC
         report;                                               Mellon at 1-800-387-0825.

o        our management discussion and analysis                To sign up to electronic delivery of documents, go
         related to such annual consolidated                   to the website www.investordelivery.com and follow
         financial statements;                                 the instructions.

o        any interim financial statements that                 How to sign up - employees holding shares under
         were filed after the consolidated                     the Employee Share Purchase Plan of ACE Aviation
         financial statements for the year ended
         December 31, 2006;                                    If you are not sure whether you are an employee
                                                               holding your shares through Computershare, please
o        our management discussion and analysis                contact Computershare at 1-877-982-8766.
         related to such interim financial
         statements; and                                       To sign up to electronic delivery of documents, go
                                                               to the website www.computershare.com/employee/ca
o        our Annual Information Form for the year              and follow the instructions.
         ended December 31, 2006.

Please write to Shareholder Relations of ACE
Aviation at 5100 de Maisonneuve Boulevard West,
Montreal, Quebec, H4A 3T2.

These documents are also available on our website at www.aceaviation.com and on SEDAR at www.sedar.com. All of our news releases are also available on our website.

Receiving information electronically

You can choose to receive electronically all of our corporate documents, such as this circular and our annual report. We will send you an email telling you when they are available on our website. If you do not sign up for this service, we will continue to send you these documents by mail.

How to sign up - registered shareholders

You are a registered shareholder if your name appears on your share certificate.

If you are not sure whether you are a registered shareholder, please contact CIBC Mellon at 1-800-387-0825.

To sign up to electronic delivery of documents, go to the website www.cibcmellon.com/electronicdelivery and follow the instructions.

                                   SCHEDULE A

                       RECORD OF ATTENDANCE BY DIRECTORS
--------------------------------------------------------------------------------

Schedule A        Record of Attendance by Director
--------------------------------------------------------------------------------
For the 12 months ended December 31, 2006

--------------------------------------------------------------------------------
Director                                        Number of meetings attended
-------------------------------------------------------------------------------
                                                Board          Committees
-------------------------------------------------------------------------------
Bernard Attali                                  13 of 15       8 of 8
-------------------------------------------------------------------------------
Robert E. Brown                                 15 of 15       11 of 11
-------------------------------------------------------------------------------
Carlton D. Donaway                              14 of 15       7 of 8
-------------------------------------------------------------------------------
Michael M. Green                                15 of 15       7 of 8
-------------------------------------------------------------------------------
W. Brett Ingersoll                              12 of 15       11 of 12
-------------------------------------------------------------------------------
Pierre Marc Johnson                             14 of 15       11 of 11
-------------------------------------------------------------------------------
Richard H. McCoy                                13 of 15       11 of 14
-------------------------------------------------------------------------------
John T. McLennan                                13 of 15       7 of 9
-------------------------------------------------------------------------------
Robert A. Milton                                15 of 15       0 of 0
-------------------------------------------------------------------------------
David I. Richardson                             13 of 15       12 of 12
-------------------------------------------------------------------------------
Marvin Yontef                                   15 of 15       5 of 5
-------------------------------------------------------------------------------


--------------------------------------------------------------------------------


Summary of board and committee meetings held

--------------------------------------------------------
Board                                          15
--------------------------------------------------------
Audit, Finance and Risk Committee              5
--------------------------------------------------------
Governance and Corporate Matters Committee     4
--------------------------------------------------------
Human Resources and Compensation Committee     7
--------------------------------------------------------
Nominating Committee                           4
--------------------------------------------------------

                                   SCHEDULE B

                       CHARTER OF THE BOARD OF DIRECTORS
--------------------------------------------------------------------------------

                           ACE AVIATION HOLDINGS INC.

                       CHARTER OF THE BOARD OF DIRECTORS

I.   PURPOSE

This charter describes the role of the Board of Directors (the "Board") of ACE Aviation Holdings Inc. (the "Corporation"). This charter is subject to the provisions of the Corporation's articles of incorporation and by-laws and to applicable laws. This charter is not intended to limit, enlarge or change in any way the responsibilities of the Board as determined by such articles, by-laws and applicable laws. Directors are elected annually by the shareholders of the Corporation and together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Board.

II.  ROLE

The Board is responsible for the stewardship of the Corporation and its business and is accountable to shareholders for the performance of the Corporation.

The Board establishes the overall policies for the Corporation, monitors and evaluates the Corporation's strategic direction, and retains plenary power for those functions not specifically delegated by it to its Committees or to management. Accordingly, in addition to the duties of directors of a Canadian corporation as prescribed by applicable laws, the mandate of the Board is to supervise the management of the business and affairs of the Corporation with a view to evaluate, on an ongoing basis, whether the Corporation's resources are being managed in a manner consistent with ethical considerations and stakeholder's interests and in order to enhance shareholder value. In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Corporation. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

III. COMPOSITION

Selection

The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Nominating Committee of the Board.

The Nominating Committee of the Board maintains an overview of the desired size of the Board, the need for recruitment and the expected skill-set of new candidates. The Nominating Committee reviews and recommends to the Board candidates for nomination as directors. The Board approves the final choice of candidates for nomination and election by the shareholders.

Board members must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Corporation operates. Directors selected should be able to commit the requisite time for all of the Board's business.

Chairman and Lead Director

A Chairman of the Board shall be appointed by the Board. If the President and Chief Executive Officer of the Corporation is also the Chairman of the Board, a Lead Director shall be appointed among the Board's independent directors. The responsibilities of the Lead Director shall be set out in a written charter.

Independence

A majority of the Board shall be composed of directors who must be determined to have no material relationship with the Corporation and who, in the reasonable opinion of the Board, must be unrelated and independent under the laws, regulations and listing requirements to which the Corporation is subject.

Criteria for Board Membership

Board members are expected to possess the following characteristics and traits:

(a) demonstrate high ethical standards and integrity in their personal and professional dealings;

(b) act honestly and in good faith with a view to the best interest of the Corporation;

(c) devote sufficient time to the affairs of the Corporation and exercise care, diligence and skill in fulfilling their responsibilities both as Board members and as a Committee members;

(d)  provide independent judgment on a broad range of issues;

(e) understand and challenge the key business plans and the strategic direction of the Corporation;

(f) raise questions and issues to facilitate active and effective participation in the deliberation of the Board and of each Committee;

(g)  make all reasonable efforts to attend all Board and Committee meetings;

(h) review the materials provided by management in advance of the Board and Committee meetings.

Retirement Age for Directors

The policy of the Board is that no person shall be appointed or elected as a director if the person exceeds 75 years of age. The policy allows for an exception where the Board determines it is in the interest of the Corporation to request a director to extend his/her term beyond the regular retirement age, provided however that such extension is requested in one-year increments.

IV.  COMPENSATION

The Board has determined that the directors should be compensated in a form and amount which is appropriate and which is customary for comparable corporations, having regard for such matters as time commitment, responsibility and trends in director compensation.

V.   RESPONSIBILITIES

Without limiting the Board's governance obligations, general Board responsibilities shall include the following:

(a) discussing and developing the Corporation's approach to corporate governance, with the involvement of the Governance and Corporate Matters Committee;

(b) reviewing and approving management's strategic and business plans on an annual basis, including developing an in-depth knowledge of the business being served, understanding and questioning the plans' assumptions, and reaching an independent judgment as to the probability that the plans can be realized;

(c) monitoring corporate performance against the strategic business plans, including overseeing operating results on a regular basis to evaluate whether the business is being properly managed;

(d) appointing the Corporation's Chief Executive Officer, ensuring a succession plan is in place and developing his or her position description with the recommendation of the Governance and Corporate Matters Committee;

(e) reviewing, through the Human Resources and Compensation Committee, the compensation of the Chief Executive Officer;

(f) identifying the principal risks of the Corporation's businesses and ensuring the implementation of appropriate systems to manage these risks;

(g) ensuring that appropriate structures and procedures are in place so that the Board and its Committees can function independently of management;

(h)  ensuring the proper and efficient functioning of its Committees;

(i)  providing a source of advice and counsel to management;

(j)  reviewing and approving key policies developed by management;

(k) reviewing, approving and as required, overseeing compliance with the Corporation's disclosure policy by directors, officers and other management personnel and employees;

(l)  overseeing the Corporation's disclosure controls and procedures;

(m) monitoring, through the Audit, Finance and Risk Committee, the Corporation's internal controls and information systems;

(n) ensuring that members of management possess the ability required for their roles, are adequately trained and monitored and that planning for their succession is ongoing;

(o) ensuring that the Chief Executive Officer and the other members of management have the integrity required for their roles and the capability to promote a culture of integrity and accountability within the Corporation;

(p) conducting, through the Governance and Corporate Matters Committee, an annual assessment of the Board and the Committees and of individual members of the Board;

(q) reviewing, through the Human Resources and Compensation Committee, management's succession plans;

(r) selecting, upon the recommendation of the Nominating Committee, nominees for election as Directors;

(s)  selecting a Chairman of the Board and a Lead Director; and

(t) reviewing with the Governance and Corporate Matters Committee that the Board as a whole, the Committees of the Board and the directors are capable of carrying out and do carry out their roles effectively.

VI.  MEETINGS

The Board will meet at least quarterly, with additional meetings scheduled as required. Each director has a responsibility to attend and participate in meetings of the Board. The Chairman will prepare and distribute the meeting agenda and minutes to the Board in consultation with the Lead Director.

Information and materials that are important to the Board's understanding of the agenda items and related topics will be distributed in advance of a meeting. The Corporation will deliver information on the business, operations and finances of the Corporation, to the Board on an as-required basis.

On the occasion of each Board meeting, non-management directors will consider if an "in-camera" meeting under the chairmanship of the Lead Director would be appropriate. Additional meetings may be held at the request of any director. The Lead Director will forward to the President and Chief Executive Officer any questions, comments or suggestions of the directors.

VII. DECISIONS REQUIRING PRIOR BOARD APPROVAL

In addition to those specific matters requiring prior Board approval pursuant to the Corporation's by-laws or applicable laws, the Board will be responsible for approving the following:

(a) interim and annual financial statements, provided that the Board may delegate to the Audit, Finance and Risk Committee the responsibility to review such financial statements and make its recommendations to the Board;

(b)  strategic plans, business plans and capital expenditure budgets;

(c)  raising of debt or equity capital and other major financial activities;

(d) hiring, compensation and succession for the Chief Executive Officer and other senior executives;

(e)  major organizational restructurings, including spin-offs;

(f)  material acquisitions and divestitures; and

(g)  major corporate policies.

VIII. BOARD COMMITTEES

There are four Committees of the Board: the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Nominating Committee and the Human Resources and Compensation Committee. The roles and responsibilities of each Committee are described in the respective Committee charters.

Members of the Audit, Finance and Risk Committee, the Human Resources and Compensation Committee and the Nominating Committee shall be independent as required under the charter of each Committee and the laws, regulations and listing requirements to which the Corporation is subject.

IX.  COMMUNICATION WITH THE BOARD

Shareholders and other constituencies may communicate with the Board and individual board members by contacting Shareholder Relations.

X.   ADVISERS

The Board has determined that any director who wishes to engage a non-management advisor to assist on matters involving the director's responsibilities as a director at the expense of the Corporation should have its request reviewed by, and obtain the authorization of, the Lead Director of the Board.

XI.  OTHER MATTERS

The Board expects directors as well as officers and employees of the Corporation to act ethically at all times and to acknowledge their adherence to the policies comprising the Corporate Policy and Guidelines on Business Conduct (the "Code"). The Board, with the assistance of the Governance and Corporate Matters Committee, is responsible for monitoring compliance with the Code.

Directors shall disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict of interest. In addition, a director shall excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.


December 14, 2006

                                  SCHEDULE C

                     RESOLUTION TO AMEND THE OPTION PLAN
--------------------------------------------------------------------------------


BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Option Plan be and is hereby amended by adding Section 1.1.2 which provides that ""Black Out Period" means the period during which designated employees of the Company cannot trade the Common Shares pursuant to the Company's policy respecting restrictions on employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company or in respect of an Insider, that Insider, is subject)";

2. the Option Plan be and is hereby amended by adding Section 1.1.4 which provides that ""Business Day" means each day other than a Saturday, Sunday or statutory holiday in Montreal, Quebec, Canada;";

3. Section 8.1.2 of the Option Plan be and is hereby amended by deleting such section which currently provides "The Board or the Committee, as the case may be, shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted. All unexercised Options shall be cancelled at the expiry of such Options." and replacing such section by: "The Board or the Committee, as the case may be, shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted. Unless otherwise determined by the Board or the Committee, all unexercised Options shall be cancelled at the expiry of such Options. Should the expiration date for an Option fall within a Black Out Period or within nine Business Days following the expiration of a Black Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black Out Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 10 hereof, the ten Business Day period referred to in this Section 8.1.2 may not be extended by the Board.";

4. Section 10.1 of the Option Plan be and is hereby amended by deleting such section which currently provides "The Board may, subject to regulatory approval, amend or discontinue the Plan at any time, provided, however, that no such amendment may materially and adversely affect any rights previously granted to a Participant under the Plan without the consent of such Participant, except to the extent required by law or by the regulations, rules, by-laws or policies of any regulatory authority or stock exchange." and replacing such section by:

     "10.1 The Board may amend the Plan or any Option at any time without the consent of the Participants provided that such amendment shall:

           10.1.1 not adversely alter or impair any Option previously granted except as permitted by the provisions of Section 9 hereof;

           10.1.2 be subject to any regulatory approvals including, where required, the approval of the Toronto Stock Exchange; and

           10.1.3 be subject to shareholder approval, where required, by law or the requirements of the Toronto Stock Echange, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

                    10.1.3.1  amendments of a "housekeeping" nature;

                    10.1.3.2  a change to the vesting provisions of any Option;

                    10.1.3.3 a change to the termination provisions of any Option (except in respect of Options that are held by an Insider of the Company) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of Section 10.3 hereof);

                    10.1.3.4 the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Plan reserve;

                    10.1.3.5 the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

                    10.1.3.6 a change to the eligible participants of the Plan, including a change which would have the potential of broadening or increasing participation by Insiders of the Company; and

                    10.1.3.7 the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.;

5. Section 10.1.3 of the Option Plan be and is hereby amended by deleting such section which currently provides "the Board may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Board." and replacing such section with: "The Board may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Board; and";

6. the Option Plan be and is hereby amended by adding Section 10.5 which provides that "The Board may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Options previously granted to a Participant under the Plan.";

7. The directors of ACE Aviation Holdings Inc. be authorized, in their sole discretion, to revoke this special resolution before it is acted on without further approval of the shareholders of ACE Aviation Holdings Inc.; and

8. Any one director or one officer of ACE Aviation Holdings Inc. is hereby authorized, for on behalf of ACE Aviation Holdings Inc., to execute or cause to be executed, and to deliver or to cause to be delivered, all such documents and to do or to cause to be done all such acts and things as such director or officer of ACE Aviation Holdings Inc. shall determine to be necessary or desirable in order to carry out the intent of the foregoing paragraph of this special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of such act or thing.

                                                                     Document 2

[GRAPHIC OMITTED]                      FOR USE BY HOLDERS OF CLASS A VARIABLE
ACE AVIATION HOLDINGS INC.             VOTING SHARES ONLY
PROXY


THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ACE AVIATION HOLDINGS INC. ("ACE AVIATION") IN CONNECTION WITH THE 2007 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2007 (the "Meeting").

The undersigned holder of Class A variable voting shares of ACE Aviation, hereby appoints Robert A. Milton, Michael M. Green or Carolyn M. Hadrovic, or instead of any of the foregoing, _______________________________ as such holder's proxyholder, with full power of substitution, to attend, act and vote on my behalf in respect of all matters that may come before the Meeting, and at any and all adjournments thereof to the same extent and with the same power as if the undersigned were personally present thereat and with authority to vote and act in such proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of Meeting and with respect to other matters which may properly come before the Meeting. The proxyholder is hereby directed to vote, withhold from voting or vote against, as applicable, including on any ballot that may be called for, the shares represented by this Proxy in accordance with the instructions of the undersigned indicated below. If no choice is indicated for any particular item specified above, the shares represented by this Proxy will be voted FOR such item. The undersigned hereby revokes any prior proxy or proxies relating to the shares represented by this Proxy and ratifies and confirms all that the proxyholder may do by virtue of this appointment, provided that such proxyholder votes in accordance with the instructions set out herein.

(1)   ELECTION OF DIRECTORS
      The nominees proposed by the management of ACE Aviation are detailed in the Management Proxy Circular
      [  ]  Vote for all nominees       [  ]  Withhold voting for all nominees

(2)   APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITOR
      [  ]  Vote For                    [  ]  Withhold from voting

(3) APPROVAL OF THE AMENDMENTS TO THE STOCK OPTION PLAN OF ACE AVIATION (THE "OPTION PLAN")
      The proposed amendments to the Option Plan are detailed in the Management Proxy Circular
      [  ]  Vote For                    [  ]  Vote against

DECLARATION OF CANADIAN STATUS

The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by this proxy and has read the definitions found on the reverse side so as to make an accurate Declaration of Canadian status. The undersigned hereby certifies that the shares represented by this Proxy are owned and Controlled(1) by a Canadian(2):

[  ] Yes     [  ]  No

IF YOU DO NOT COMPLETE THIS DECLARATION OF CANADIAN STATUS OR IF IT IS DETERMINED BY ACE AVIATION OR ITS TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT THE SHARES REPRESENTED BY THIS PROXY ARE OWNED AND CONTROLLED BY A CANADIAN, THE SHARES REPRESENTED BY THIS PROXY WILL BE DEEMED TO BE OWNED AND CONTROLLED BY A PERSON THAT IS NOT A CANADIAN.


DATE: ______________________         __________________________________________
                                     (Signature of Shareholder)

NUMBER OF SHARES REPRESENTED BY
THIS PROXY: ___________              __________________________________________
                                     (Name of Shareholder)


 _____________________
|                     |
|  CONTROL NUMBER:    |
|                     |
|_____________________|



__________________

(1) See definition of "Control" on the reverse side of this proxy.

(2) See definition of "Canadian" on the reverse side of this proxy.

INSTRUCTIONS FOR COMPLETION OF THIS PROXY:

1. This Proxy must be dated and signed by the holder of the shares represented by this Proxy, or his or her attorney duly authorized in writing, or if the shareholder is a corporation or other legal entity, by an authorized officer or attorney. If the signatory is acting in a fiduciary or representative capacity, provide full particulars of such appointment and authority.

2. A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than any of the persons designated in this form of proxy. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this Proxy. A person appointed as nominee to represent a shareholder need not be a shareholder of ACE Aviation. A person appointed as proxyholder must be present at the Meeting to vote and may be required to certify whether such person is a Canadian (as defined below).

3. If this Proxy is undated, it will be deemed to be dated the date on which it was mailed on behalf of ACE Aviation.

4. Any of the joint holders of shares of ACE Aviation may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by proxyholder, then that one of them whose name appears first in the register of the holders of such shares, or that one's proxyholder, will alone be entitled to vote in respect thereof.

5. Proxies must be received by ACE Aviation's transfer agent, CIBC Mellon Trust Company, at its principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver or Calgary prior to 4:00 p.m. (Montreal time) on May 25, 2007 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment thereof. The addresses of such Corporate Trust Offices are found on page 45 of the Management Proxy Circular.

DEFINITIONS:

"Canadian" means:

(a) a Canadian citizen (as defined below) or a permanent resident (as defined below),

(b)  a government in Canada or an agent of such a government, or

(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"Canadian citizen" means,

(a)  a person who was born in Canada after February 14, 1977;

(b) a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;

(c) a person who has been granted or has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;

(d)  a person who was a citizen immediately before February 15, 1977; or

(e) a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) of the former Canadian Citizenship Act.

"Control" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"Permanent resident" means a person who:

(a) has been granted lawful permission to come into Canada to establish permanent residence,

(b)  has not become a Canadian citizen, and

(c) has not left or remained outside Canada with the intention of abandoning Canada as that person's place of permanent residence,

(d) or had a deportation order made against him which has not been quashed or stayed; and

(e) has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that such person did not intend to abandon Canada as such person's place of permanent residence.

                                                                     Document 3

[GRAPHIC OMITTED]                      FOR USE BY HOLDERS OF CLASS A VARIABLE
ACE AVIATION HOLDINGS INC.             VOTING SHARES ONLY
PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ACE AVIATION HOLDINGS INC. ("ACE AVIATION") IN CONNECTION WITH THE 2007 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2007 (the "Meeting").

The undersigned holder of Class B voting shares of ACE Aviation, hereby appoints Robert A. Milton, Michael M. Green or Carolyn M. Hadrovic, or instead of any of the foregoing, _______________________________ as such holder's proxyholder, with full power of substitution, to attend, act and vote on my behalf in respect of all matters that may come before the Meeting, and at any and all adjournments thereof to the same extent and with the same power as if the undersigned were personally present thereat and with authority to vote and act in such proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of Meeting and with respect to other matters which may properly come before the Meeting. The proxyholder is hereby directed to vote, withhold from voting or vote against, as applicable, including on any ballot that may be called for, the shares represented by this Proxy in accordance with the instructions of the undersigned indicated below. If no choice is indicated for any particular item specified above, the shares represented by this Proxy will be voted FOR such item. The undersigned hereby revokes any prior proxy or proxies relating to the shares represented by this Proxy and ratifies and confirms all that the proxyholder may do by virtue of this appointment, provided that such proxyholder votes in accordance with the instructions set out herein.

(1)   ELECTION OF DIRECTORS
      The nominees proposed by the management of ACE Aviation are detailed in the Management Proxy Circular

      [ ]  Vote for all nominees          [  ]  Withhold voting for all nominees

(2)   APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITOR
      [ ]  Vote For                       [  ]  Withhold from voting

(3) APPROVAL OF THE AMENDMENTS TO THE STOCK OPTION PLAN OF ACE AVIATION (THE "OPTION PLAN")
      The proposed amendments to the Option Plan are detailed in the Management Proxy Circular
      [  ] Vote for                       [  ] Vote against

DECLARATION OF CANADIAN STATUS
The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by this proxy and has read the definitions found on the reverse side so as to make an accurate Declaration of Canadian status. The undersigned hereby certifies that the shares represented by this Proxy are owned and Controlled(1) by a Canadian(2).

[  ]   Yes    [  ]  No

IF YOU DO NOT COMPLETE THIS DECLARATION OF CANADIAN STATUS OR IF IT IS DETERMINED BY ACE AVIATION OR ITS TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT THE SHARES REPRESENTED BY THIS PROXY ARE OWNED AND CONTROLLED BY A CANADIAN, THE SHARES REPRESENTED BY THIS PROXY WILL BE DEEMED TO BE OWNED AND CONTROLLED BY A PERSON THAT IS NOT A CANADIAN.

DATE: ______________________         __________________________________________
                                     (Signature of Shareholder)

NUMBER OF SHARES REPRESENTED BY
THIS PROXY: ___________              __________________________________________
                                     (Name of Shareholder)



 _____________________
|                     |
|  CONTROL NUMBER:    |
|                     |
|_____________________|


__________

(1) See definition of "Control" on the reverse side of this proxy.

(2) See definition of "Canadian" on the reverse side of this proxy.

INSTRUCTIONS FOR COMPLETION OF THIS PROXY:

1. This Proxy must be dated and signed by the holder of the shares represented by this Proxy, or his or her attorney duly authorized in writing, or if the shareholder is a corporation or other legal entity, by an authorized officer or attorney. If the signatory is acting in a fiduciary or representative capacity, provide full particulars of such appointment and authority.

2. A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than any of the persons designated in this form of proxy. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this Proxy. A person appointed as nominee to represent a shareholder need not be a shareholder of ACE Aviation. A person appointed as proxyholder must be present at the Meeting to vote and may be required to certify whether such person is a Canadian (as defined below).

3. If this Proxy is undated, it will be deemed to be dated the date on which it was mailed on behalf of ACE Aviation.

4. Any of the joint holders of shares of ACE Aviation may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by proxyholder, then that one of them whose name appears first in the register of the holders of such shares, or that one's proxyholder, will alone be entitled to vote in respect thereof.

5. Proxies must be received by ACE Aviation's transfer agent, CIBC Mellon Trust Company, at its principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver or Calgary, prior to 4:00 p.m. (Montreal time) on May 25, 2007 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment thereof. The addresses of such Corporate Trust Offices are found on page 45 of the Management Proxy Circular.

DEFINITIONS:

"Canadian" means:

(a) a Canadian citizen (as defined below) or a permanent resident (as defined below),

(b)  a government in Canada or an agent of such a government, or

(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"Canadian citizen" means,

(a)  a person who was born in Canada after February 14, 1977;

(b) a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;

(c) a person who has been granted or has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;

(d)  a person who was a citizen immediately before February 15, 1977; or

(e) a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) of the former Canadian Citizenship Act.

"Control" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"Permanent resident" means a person who:

(a) has been granted lawful permission to come into Canada to establish permanent residence,

(b)  has not become a Canadian citizen, and

(c) has not left or remained outside Canada with the intention of abandoning Canada as that person's place of permanent residence,

(d) or had a deportation order made against him which has not been quashed or stayed; and

(e) has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that such person did not intend to abandon Canada as such person's place of permanent residence.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ACE AVIATION HOLDINGS INC.
                                        ---------------------------------------
                                                      (Registrant)

Date:    April 20, 2007                 By:  /s/ Brian Dunne
        -------------------------            ----------------------------------
                                             Name:  Brian Dunne
                                             Title: Executive Vice-President
                                                    and Chief Financial Officer